  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON June 5, 1996
                                                     Registration No. 333-______
                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           LASER VISION CENTERS, INC.
                   (Exact name of registrant in its charter)


           DELAWARE                                              43-1530063
  (State of jurisdiction of                                 (I.R.S. Employer
incorporation or organization)                         identification number)



                     540 MARYVILLE CENTRE DRIVE, SUITE 200
                           ST. LOUIS, MISSOURI 63141
                                 (314)434-6900

        (Address and telephone number of principal executive offices and intended principal place of business.)
                              ____________________
                              ROBERT W. MAY, ESQ.
                     540 MARYVILLE CENTRE DRIVE, SUITE 200
                           ST. LOUIS, MISSOURI 63141
                                 (314)434-6900
           (Name, address and telephone number of agent for service)
                              ___________________
                                With copies to:

        JAMES R. DANKENBRING, ESQ.                                 CRAIG E. DAUCHY, ESQ.
DANKENBRING, GREIMAN, OSTERHOLT & HOFFMANN, P.C.          COOLEY GODWARD CASTRO HUDDLESON & TATUM
       7733 FORSYTH BOULEVARD, SUITE 810                       3000 SAND HILL ROAD, BUILDING 3
           ST. LOUIS, MISSOURI 63105                                      SUITE 230
                  (314) 863-7733                                 MENLO PARK, CALIFORNIA  94025
                                                                         (415) 843-5000



Approximate date of commencement of proposed sale to the public:

   As soon as possible following the effectiveness of this Registration
Statement

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plan, check the following box. / /

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

  Title of each
  class of                                    Proposed maximum      Proposed maximum
  securities to be      Amount to be          offering price per    aggregate offering    Amount of
  registered            registered(1)         share(2)              price                 registration fee
  ----------------      ------------          ------------------    ------------------    ----------------
  Common Stock,         2,875,000              $ 10.875              $ 31,265,625          $ 10,781.25
  $.01 par value


  (1) Includes 375,000 shares that the Underwriters have an option to purchase to cover over-allotments, if any.

  (2) Estimated solely for the purpose of calculation of the registration fee pursuant to Rules 457(c) and 457(g) and based upon the average of the reported high and low sales prices of the common stock as quoted by the Nasdaq over-the-counter market on May 31, 1996.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, (THE "ACT") OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                  SUBJECT TO COMPLETION, DATED June 5, 1996

                                2,500,000 SHARES

                           LASER VISION CENTERS, INC.

                                  COMMON STOCK

  The 2,500,000 shares of common stock, par value $0.01 per share (the "Common Stock"), offered hereby (this "Offering") are being offered by Laser Vision Centers, Inc. (the "Company"). The Common Stock is traded on the over-the-counter market through Nasdaq under the symbol "LVCI," and is traded on the Boston Stock Exchange under the symbol "LVS." On June 4, 1996, the last reported sale price of the Common Stock by Nasdaq was $13.00 per share. See "Price Range of Common Stock and Dividend Policy."

  FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 7 TO 14.
                        ______________________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                        ______________________________

                                                   Underwriting
                                       Price to    Discounts and  Proceeds to
                                        Public     Commissions*   Company+
Per Share. . . . . . . . . . . . .       $         $              $
Total++  . . . . . . . . . . . . .       $         $              $
- ----------------------

* The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

+ Before deducting expenses of this Offering payable by the Company estimated to be $320,000.

++ The Company has granted the Underwriters a 30-day option to purchase up to
   375,000 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is exercised in full, the total price to public will be ____________________, the total underwriting discounts and commission will be ____________________ and the total proceeds to Company will be __________________________. See "Underwriting."
                      _____________________________

  The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of certificates therefor will be made at the offices of Dillon, Read & Co. Inc., New York, New York, on or about _______________________, 1996.
The Underwriters include:


DILLON, READ & CO. INC.                                A.G. EDWARDS & SONS, INC.
            The date of this Prospectus is __________________, 1996

            [Map showing current and proposed Laser Vision Center]

                           [Photo of MobilExcimer(R)]

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

LASERVISION(R), LASERVISION CENTERS AND DESIGN(R), LASERVISION CENTERS(R) LASERVISION CENTER(R), MobilExcimer(R) and the LaserVision Center logo are registered service marks of the Company. This prospectus also includes trademarks of companies other than the Company.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," the consolidated financial statements appearing elsewhere in this Prospectus and the documents incorporated by reference herein. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting".

                                  The Company

         Laser Vision Centers, Inc. is the world's largest provider of access to excimer lasers and related services for the treatment of refractive vision disorders and has more than 30 lasers currently in use in the United States, Canada and Europe. The Company is also the world's only operator of mobile excimer laser systems. The excimer laser can be used to treat refractive vision disorders such as nearsightedness and astigmatism to eliminate or reduce the need for corrective lenses. LaserVision Centers(R) operate on a shared-access model, giving individual or group ophthalmic practices use of excimer laser technology without investment risk or maintenance requirements, thereby allowing optimal use of the excimer laser equipment. In addition, the Company provides a broad range of professional services, including physician and staff training, technical support services and maintenance and, through its MarketVision and MedSource divisions, advertising and marketing programs and services.

         The Company has operated excimer laser centers in Canada and Europe since 1991 and 1993, respectively. Following the recent approval of the excimer laser technology by the United States Food and Drug Administration ("FDA") to treat certain refractive vision disorders, the Company began developing centers in the United States and currently operates 17 centers in the United States, with plans to open additional centers. The Company currently provides excimer lasers and related services to fixed-site centers in the United States, Canada, the United Kingdom, Finland, Greece, Sweden and Ireland and operates the MobilExcimer(R) in Canada and the United Kingdom. In the United States, fixed-site laser centers are operated in conjunction with Columbia Healthcare Corporation formerly Columbia/HCA ("Columbia Healthcare") or by the Company independently or through joint ventures.

         Photorefractive keratectomy ("PRK") involves the use of an excimer laser to reshape the cornea, thereby adjusting its refractive power, which in turn eliminates or reduces the need for corrective lenses. The excimer laser can also be used to treat a number of pathological superficial corneal disorders in a procedure called phototherapeutic keratectomy ("PTK"). Two manufacturers, VISX, Incorporated ("VISX") and Summit Technology, Inc. ("Summit"), recently received FDA approval for use of their excimer lasers to perform PRK procedures for low to moderate myopia and PTK procedures. In addition to such procedures, excimer lasers can also be used to perform a procedure known as laser in situ keratomileusis ("LASIK"), which may be more predictable in treating high myopia, but which has not been specifically approved in the United States by the FDA.

         Industry sources estimated that in 1993 over 100 million people in the United States used eyeglasses or contact lenses to correct refractive vision disorders. Of these individuals, approximately 60 million are estimated to suffer from nearsightedness, with approximately 90% of nearsighted persons having low myopia. The Company estimates that approximately one-fourth of all sufferers of nearsightedness also experience astigmatism and an additional

23 million people in the United States suffer from astigmatism but do not experience nearsightedness. According to industry sources, consumers in the United States spent approximately $13 billion on eyeglasses, contact lenses and other corrective lenses in 1994. The Company believes that excimer laser surgery will make it possible for many of these people to eliminate or reduce their reliance on corrective lenses. In particular, the Company believes that many of the approximately 26 million contact lens users in the United States will be particularly receptive to laser surgery as they have already chosen to use an alternative to eyeglasses for vision correction.

         In anticipation of the FDA's approval of the excimer laser to perform PRK procedures, the Company developed a relationship with Columbia Healthcare whereby the Company would become the primary provider of excimer lasers to Columbia Healthcare ambulatory surgery centers. Since 1992, the Company has had an option to provide excimer laser surgery equipment, training and services to Columbia Healthcare once the excimer laser technology was approved by the FDA. In December 1994, this mutually exclusive agreement was revised to expand the number of potential sites to include all of the approximately 135 Columbia Healthcare ambulatory surgery centers in 27 states nationwide. To date, the Company is operating 14 centers pursuant to this agreement.

         In addition to operating fixed-site centers, the Company has developed a proprietary MobilExcimer system which is a self-contained mobile refractive laser surgery center duplicating all the equipment and services typically found in a fixed-site location. The Company has entered into a mutually exclusive agreement with Calumet Coach Company, the world's leading manufacturer of mobile medical systems, to build the MobilExcimer. This proprietary system gives the Company flexibility that the Company believes is not currently available to its competitors and is intended to help the Company achieve broader penetration of both domestic and international markets. The Company plans to use the MobilExcimer to provide laser access and related services to communities where the Company's potential patient base is insufficient to sustain a fixed-site center, thereby enhancing the Company's ability to expand quickly into multiple markets. The MobilExcimer system has not yet been approved for use in the United States by the FDA. The Company has recently entered into an agreement with VISX with respect to certain information included in VISX's FDA filings which the Company believes may expedite the approval process.


         The Company's growth strategy includes: (i) increasing market penetration through a combination of fixed-site laser centers operated by the Company or as joint ventures and expanding the use of its MobilExcimer system;
(ii) targeting efforts toward specific markets and key demographic groups within those markets; (iii) promoting development of physician alliances with the goal of maximizing laser usage; (iv) expanding its presence worldwide through complementary acquisitions of other laser providers as well as acquisitions of related and ancillary businesses; and (v) solidifying and expanding its existing strategic alliances with health care providers, equipment manufacturers, major employers and managed care providers and other third party payors.

         Risk factors which should be considered carefully in evaluating an investment in the Common Stock include the absence of profitable operations, the uncertainty of market acceptance of excimer laser surgery, competition, the Company's dependence on limited sources of excimer lasers, government regulation, the uncertainty of FDA approval of the MobilExcimer, the lack of long-term follow-up data on the effect of excimer laser surgery, undetermined medical risks, product liability and professional liability, the

Company's ability to manage its growth and its dependence on current management, the possible need for additional financing and the volatility of the price of the Company's Common Stock.

         Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors" and "Business-- Government Regulation," as well as those discussed elsewhere in this Prospectus and any documents incorporated herein by reference.

                                  THE OFFERING

Common Stock Offered by the Company . . . . . . . . . . ..  2,500,000 shares
Common Stock Outstanding after this Offering  . .  . . . .  11,265,984 shares (1) (2)
Use of Proceeds . . . . . . . . . . . . . . . . .           For purchases of equipment, opening of new centers,
                                                            expansion of marketing activities, working capital,
                                                            business acquisitions and other general corporate
                                                            purposes.  See "Use of Proceeds."
Nasdaq Symbol . . . . . . . . . . . . . . . . . .           LVCI
Boston Stock Exchange Symbol  . . . . . . . . . .           LVS


                         Summary Financial Information
                     (in thousands, except per share data)

                                                                                                         Nine Months
                                                                                                            Ended
                                                          Year Ended April 30,                           January 31,
                                           -----------------------------------------------------  ----------------------
                                              1991        1992      1993        1994      1995       1995          1996
                                              -----       -----     -----       -----     -----      -----         -----
STATEMENT OF OPERATIONS DATA:
Revenues  . . . . . . . . . . . . . . .  $   1,274   $    936   $  1,180   $   2,106  $   3,311   $   2,492    $   2,584
Cost of revenues  . . . . . . . . . . .        893        600        868       1,768      3,375       2,274        3,021
Operating expenses  . . . . . . . . . .        580        930      1,495       2,238      3,144       2,246        3,924
Loss from operations  . . . . . . . . .       (198)      (594)    (1,183)     (1,900)    (3,208)     (2,028)      (4,361)
Net loss  . . . . . . . . . . . . . . .       (198)      (559)    (1,235)     (2,210)    (3,297)     (2,110)      (4,124)

Net loss per share  . . . . . . . . . .  $   (0.14)  $  (0.25)   $ (0.48)   $  (0.66)  $  (0.82)   $  (0.54)   $   (0.84)

Weighted average number of shares of
   Common Stock outstanding . . . . . .      1,440      2,270      2,567       3,356      4,001       3,907        4,935

                                                                                                     January 31, 1996
                                                                                                    -------------------
                                                                                                                  As
                                                                                                    Actual     Adjusted
                                                                                                                  (1)
                                                                                                    -------   ----------
BALANCE SHEET DATA:
Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 14,474     $ 44,623
Working capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    10,574       40,723
Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    29,357       59,506
Non-current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,327        1,327
Convertible preferred stock with
   mandatory redemption provision in 2005 . . . . . . . . . . . . . . . . . . . . . . . . . . . .    14,100          --
Accumulated deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (11,763)     (11,763)
Stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     9,060       53,309

- --------------------------------------------

(1) As adjusted to reflect (a) the sale by the Company of 2,500,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom and (b) the conversion of the 141,000 issued and outstanding shares of Convertible Preferred Stock into 2,349,991 shares of Common Stock upon consummation of this Offering.

(2) Does not include 39,150 shares of Common Stock issuable upon exercise of the Company's Class C and D Warrants, 24,500 shares reserved for issuance upon exercise of the Company's Class E Warrants, 434,485 shares reserved for issuance upon exercise of outstanding stock options under the Company's Incentive and Non-Qualified Stock Option Plans, 46,888 shares reserved for issuance upon exercise of warrants issued to the placement agent in the Company's 1993 Offering of Common Stock, 840,250 shares reserved for issuance upon exercise of Outstanding Non-Qualified Warrants and 496,000 shares issuable upon exercise of other unregistered warrants outstanding as of April 30, 1996. See Note 10 of Notes to Consolidated Financial Statements.

                                  RISK FACTORS

         In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock.

ABSENCE OF PROFITABLE OPERATIONS

         The Company commenced operations in 1989 and has recorded net losses from its LaserVision Centers division in every year since inception. The accumulated deficit as of January 31, 1996 was approximately $11.8 million. The Company anticipates continued losses from operations due to expenditures
required to support its U.S. expansion.   There can be no assurance that the
Company will be able to achieve profitability, or that, if achieved, profitability will be sustained. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTY OF MARKET ACCEPTANCE

         The Company believes that its profitability and growth will depend upon broad acceptance of PRK in the United States and key international markets targeted by the Company. There can be no assurance that PRK will be accepted by either the ophthalmic community or the general population as an alternative to existing methods of treating refractive vision disorders. Currently, patients are charged approximately $1,500 to $2,200 per eye for the procedure. The acceptance of PRK may be affected adversely by its cost, concerns relating to its safety and efficacy, general resistance to surgery, the effectiveness of alternative methods of correcting refractive vision disorders, the lack of long-term follow-up data, the possibility of unknown side effects, and the lack of third-party reimbursement for the procedure. Many consumers may choose not to have PRK procedures performed due to the availability of nonsurgical methods for vision correction. Any future reported adverse events or other unfavorable publicity involving patient outcomes from use of PRK systems could also adversely affect acceptance of the procedure. Market acceptance could also be affected by the ability of the Company and other participants in the PRK market to train a broad population of ophthalmologists in the procedure. Promotional efforts by suppliers of products or procedures which are alternatives to PRK procedures, including eyeglasses and contact lenses, may also adversely affect the market acceptance of PRK. The failure of PRK to achieve broad market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

         The market for providing access to excimer lasers is subject to increasingly intense competition. The Company competes with several other companies, including at least one manufacturer of laser equipment, in providing access to excimer lasers in the United States and internationally. Summit, a major supplier of laser equipment to the Company, has indicated it will open approximately 20 laser centers in the United States during 1996. Other companies are currently in the process of gaining FDA approval for their lasers and these companies may elect to enter the laser center business. Other non-manufacturing companies which have indicated they intend to operate or already operate laser centers in the United States are: Beacon Laser Centers, Inc., Global Vision, Inc., LCA Vision, Inc., Sight Resources, Inc., Sterling Vision, Inc., The Laser Centre (TLC) and 20/20 Laser Centers, Inc. The Company will also compete with laser centers operated by local operators in certain markets. There can be no assurance that any reduction in per procedure fees that may result from increased competition will be compensated for by an increase in procedure volume.

         The procedures offered by the Company's LaserVision Centers also compete with other present forms of treatment for refractive disorders, including eyeglasses, contact lenses, refractive surgery, corneal transplants, and other technologies currently under development. The Company expects that companies which have developed or are developing new technologies or products, as well as other companies (including established and newly formed companies) may attempt to develop new products directly competitive with the excimer lasers that are to be utilized by the Company or could introduce new or enhanced products with features which render the equipment to be used by the Company obsolete or less marketable. The ability of the Company to compete successfully will depend in large part on its ability to adapt to technological changes and advances in the treatment of refractive vision disorders. There can be no assurance that, as the market for excimer laser surgery and other treatments of eye disorders develops, the Company's equipment will not become obsolete, and if this occurs, that the Company will be able to secure new equipment to allow it to compete effectively.

         The advertising and marketing businesses in which the Company's MarketVision and MedSource divisions are engaged are highly competitive. Clients have the freedom to move from one advertising agency to another with comparative ease since the relationships normally can be terminated on short notice. The MarketVision and MedSource divisions compete with several national and regional ophthalmic specialty marketing companies, as well as national and local advertising agencies which may handle diverse client activities. MarketVision and MedSource may be hampered by their affiliation with LaserVision Centers in that some customers may consider them competitors which could adversely affect the ability of these divisions to continue to attract outside business.

DEPENDENCE ON LIMITED SOURCES OF LASERS

         The Company is dependent on VISX and Summit to provide the excimer lasers it needs for operations. VISX and Summit are currently the only manufacturers of excimer lasers that have FDA approval to sell such lasers for use in performing PRK and PTK procedures. Neither company has experience manufacturing its laser in large-scale, commercial quantities. There can be no assurance that VISX and Summit will supply lasers in the amounts or at the times needed by the Company now or in the future or that other disruptions in supply will not occur. See "Business--Operation of Laser Centers--Suppliers."

GOVERNMENT REGULATION

         The manufacturing, labeling, distribution and marketing of medical devices such as the excimer lasers to which the Company provides access are subject to extensive and rigorous government regulation in the United States by the FDA. The excimer lasers to which the Company provides access have been approved by FDA. However, certain FDA officials have advised the Company that they believe that these lasers are not approved for use in the MobilExcimer, and that such approval would be required before the Company could operate the MobilExcimer in the United States.

         The process of obtaining FDA approval of medical devices is time consuming and expensive, and there can be no assurance that any approval sought by the Company will be granted or that FDA review will not involve delays adversely affecting the ability of the Company to operate MobilExcimers. Failure to obtain any required FDA approval or failure to obtain timely approval could have a material adverse effect on the Company's business, financial condition and results of operations.

         Once FDA approval is obtained, manufacturers are subject to continuing FDA obligations. Medical devices are required to be manufactured in accordance with regulations setting forth current Good Manufacturing Practices, which require that devices be manufactured and records be maintained in a prescribed manner with respect to manufacturing, testing and control activities. In addition, among other requirements, manufacturers, and, in the FDA's view, with respect to excimer lasers, users, must comply with FDA requirements for labeling and promotion of the device. Failure to comply with applicable FDA requirements could subject the Company to enforcement action, including product seizures, recalls, withdrawal of approvals, and civil and criminal penalties, any one or more of which could have a material adverse effect on the Company's business, financial condition and results of operations.

         Medical device laws and regulations are also in effect in many of the countries in which the Company currently conducts or may in the future conduct business outside the U.S. These range from comprehensive device approval requirements to requests for product data or certifications. The number and scope of these requirements are increasing. International regulatory requirements vary by country and there can be no assurance that the manufacturers of the excimer lasers to which the Company provides access will receive additional international regulatory approvals. Failure to receive such approvals in, or meet the requirements of, any country could prevent the Company from operating in that country, which could have a material adverse effect on the Company's business, financial condition and results of operations. Medical device laws and regulations are also in effect in some states in which the Company currently conducts or may in the future conduct business. State and foreign medical device laws and regulations could have a material adverse effect on the Company's business, financial condition and results of operation.

         There are currently two manufacturers, VISX and Summit, that have received FDA approval to market excimer lasers for PTK and PRK for low to moderate myopia (nearsightedness). Lack of timely FDA approval for use of PRK for other indications, such as astigmatism and hyperopia (farsightedness), could have a material adverse effect on the Company's planned expansion in the United States market. Even after regulatory clearance is obtained, approval of medical devices is subject to review. Later discovery of previously unknown problems, violations of the Radiation Control for Health and Safety Act or future legislative or administrative action in the United States or elsewhere may adversely affect the manufacturers' ability to retain regulatory approval of any such equipment. Furthermore, the failure of these and any other manufacturers that supply excimer lasers to the Company to comply with applicable federal, state, or foreign regulatory requirements, or any adverse regulatory action against such manufacturers, could limit the supply of lasers or limit the ability of the Company to use the lasers. The inability of the Company to obtain lasers for sale or use in the United States or elsewhere due to lack of regulatory approval, or otherwise, could prevent the Company from establishing or maintaining LaserVision Centers and MobilExcimers, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business - Government Regulation."

UNCERTAINTY OF FDA APPROVAL OF MOBILEXCIMER

         The MobilExcimer system has not yet been approved for use in the United States by the FDA. In June 1996, the Company filed a Premarket Approval ("PMA") application with the FDA for the use of the excimer laser for treatment of low to moderate myopia, which will allow the Company to seek approval for the MobilExcimer. Pursuant to an agreement entered into in May 1996 with VISX, this PMA application incorporates the information contained in the PMA applications filed with and approved by the FDA for use of VISX excimer lasers for PRK and PTK. The Company will subsequently supplement this PMA application to obtain FDA approval for use of the excimer laser on the MobilExcimer. The process of obtaining a PMA can be lengthy, expensive and uncertain. It is uncertain when, if ever, the FDA will approve excimer lasers for mobile use.

The Company believes that the FDA's authority to require a PMA for the use of an excimer laser on a mobile unit is uncertain. If such approval is required, the lack of such approval could have a material adverse effect on the Company's business, financial condition and results of operations. If the Company determines to operate MobilExcimer units in the United States without first receiving a PMA, and the FDA subsequently takes enforcement action against the Company, such action could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

LACK OF LONG-TERM FOLLOW-UP DATA; UNDETERMINED MEDICAL RISKS

         Concerns with respect to the safety and efficacy of PRK include predictability and stability of results. Potential complications and side effects include: post-operative discomfort; corneal haze during healing (an increase in the light scattering properties of the cornea); glare/halos (undesirable visual sensations produced by bright lights); decreases in contrast sensitivity; temporary increases in intraocular pressure in reaction to procedure medication; modest fluctuations in refractive capabilities during healing; modest decreases in best corrected vision (i.e., with corrective lenses); unintended over- or under-corrections; regression of effect; disorders of corneal healing; corneal scars; corneal ulcers and induced astigmatism. The procedure involves the removal of "Bowman's layer," an intermediate layer between the epithelium (outer corneal layer) and the stroma (middle corneal layer). Although clinical studies conducted to date have demonstrated no significant adverse reactions to excimer laser removal of Bowman's layer, it is unclear what effect this will ultimately have on the patient. There can be no assurance that long-term follow-up data will not reveal additional complications that may have a material adverse effect on acceptance of PRK which in turn would have a material adverse effect on the Company's business, financial conditions and results of operations. Concern over the safety of PRK or other procedures could in turn adversely affect market acceptance of PRK or result in adverse regulatory action, including product recalls, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

PRODUCT LIABILITY AND PROFESSIONAL LIABILITY

         Inherent in the testing and use of human health care devices is the potentially significant risk of physical injury to patients which could result in product liability or other claims based upon injuries or alleged injuries associated with a defect in the product's performance, which may not become evident for a number of years. Therefore, the operation of any LaserVision Center and the use of refractive laser equipment may result in substantial claims against the Company by patients who allege they were injured as a result of surgical procedures using the refractive laser equipment. The Company has "umbrella" product and professional liability insurance in the amounts of $1.0 million (aggregate and occurrence), but primarily relies and intends to continue to rely on physicians' professional liability insurance policies and manufacturers' insurance policies for product liability coverage. The Company requires its center operators to maintain certain levels of professional liability insurance and the agreements between the Company and its center operators contain certain cross indemnification provisions. There can be no assurance, however, that physician users will carry sufficient insurance and a partially or completely uninsured successful claim against the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

MANAGEMENT OF GROWTH

         The Company's net revenues have increased in each of the last four fiscal years. While the Company has increased its expense levels to support its recent growth, including the hiring of additional personnel, there can be no assurance that the Company's revenue growth can be sustained. To accommodate its recent growth, the Company will need to implement a variety of new or expanded business and financial systems, procedures and controls, including the improvement of its accounting, marketing and other internal management systems. There can be no assurance that the implementation of such systems, procedures and controls can be completed successfully, or without disruption of the Company's operations. Continued expansion of the Company could significantly strain the Company's management, financial and other resources. In addition, the Company has hired and will be required to hire in the future substantial numbers of new employees, particularly personnel to support its MobilExcimer operations. There can be no assurance that the Company's systems, procedures, controls and staffing will be adequate to support the Company's operations. Failure to manage the Company's growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE UPON MANAGEMENT

         The future success of the Company is dependent in part on its ability to recruit and retain certain key personnel including John J. Klobnak, Chief Executive Officer and Chairman of the Board. The loss of the services of certain members of management, or other key personnel, could have a material adverse effect on the Company. The Company is the beneficiary of key-man life insurance policies ranging from $500,000 to $1.0 million on certain members of management but there can be no assurance that the benefits under these policies will be sufficient to compensate the Company for the loss of the services of any of such persons.

POSSIBLE NEED FOR ADDITIONAL FINANCING

         Although the Company anticipates that the net proceeds of this Offering and its cash flow from its joint ventures and operations will be sufficient to fund the Company's operations, including its proposed expansion, during the next 24 months, there can be no assurance that the Company will not require additional financing prior to the end of such period. In any event, the Company expects to require additional financing after such period. The Company's future liquidity and capital requirements will depend on numerous factors, many of which are outside the control of the Company. Future financings may result in the issuance of senior securities or in dilution to the holders of the Common Stock. Any such financing, if required, may not be available on satisfactory terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VOLATILITY OF STOCK PRICE

        The market price of the Common Stock has historically been subject to substantial price volatility. Such volatility may recur in the future due to overall market conditions or business specific factors such as the Company's ability to effectively penetrate the market, new technological innovations and products, changes in government regulations, developments with respect to patent or proprietary rights, public concerns with regard to safety and efficacy of various medical procedures, the issuance of new or changed stock market analyst reports and recommendations, the Company's ability to meet analysts' projections and fluctuations in the Company's financial results. In addition, the Common Stock could experience extreme fluctuations in market price which are wholly unrelated to the operating performance of the Company.

QUARTERLY FLUCTUATIONS IN OPERATING RESULTS

         Results of operations have varied and may continue to fluctuate significantly from quarter to quarter and will depend upon numerous factors, including (i) the opening and closing of centers; (ii) the purchase of additional lasers and other equipment; (iii) competition; and (iv) seasonal factors. Historically, the Company's third quarter results have reflected fewer procedures due to holiday schedules and less available disposable income to pay for elective surgery such as PRK. Due to such past and future quarterly fluctuations in operating results, quarter-to-quarter comparisons of the Company's operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results.

SHARES ELIGIBLE FOR FUTURE SALE

         As of April 30, 1996, options issued pursuant to the Company's Incentive and Non-Qualified Stock Option Plans to purchase up to 434,485 shares of Common Stock exercisable over the next several years were outstanding at prices ranging from $3.00 to $16.625. The shares of Common Stock issuable upon exercise of these options have been registered and will be freely tradeable upon exercise. As of April 30, 1996, non-qualified warrants issued to employees and consultants to purchase up to 840,250 shares of Common Stock exercisable over the next several years at prices ranging from $5.00 to $7.75 were outstanding. The shares of Common Stock issuable upon exercise of these warrants have been registered and will be freely tradeable upon exercise. As of April 30, 1996, Class C, D and E warrants and certain warrants issued to underwriters in connection with the Company's 1993 public offering to purchase an aggregate of 110,538 shares of Common Stock exercisable over the next several years at prices ranging from $5.00 to $7.25 were outstanding. The shares of Common Stock issuable upon exercise of these warrants have been registered and will be freely tradeable upon exercise.

         As of April 30, 1996, additional warrants to purchase 496,000 shares of Common Stock issued to employees, directors and consultants of the Company and exercisable over the next several years at prices ranging from $5.25 to $12.125 were outstanding. The shares of Common Stock issuable upon exercise of these warrants are not registered and may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144 or Rule 701. Upon consummation of this Offering, 2,349,991 shares of Common Stock will be issued upon conversion of all outstanding shares of Convertible Preferred Stock. The shares of Common Stock issuable upon conversion of the Convertible Preferred Stock have not been registered; however, holders of Convertible Preferred Stock have the right to require such shares to be registered within 180 days of the date of this Offering.

         As of April 30, 1996, there were 1,881,273 shares of Common Stock reserved for such warrants and options. Upon consummation of this Offering, there will be 11,265,984 shares of Common Stock outstanding, assuming no exercise of warrants or options after April 30, 1996. Of these outstanding shares, 10,770,740 will be freely tradeable without restriction under the Securities Act unless held by affiliates.

EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS; PREFERRED STOCK

         The Company's Amended Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's common stock; thus making it difficult for a third party to obtain voting control of the Company. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

         The Company currently has authorized 180,000 shares of its Convertible Preferred Stock. On October 11, 1995, the Company completed a private placement of 141,000 of these shares for an aggregate consideration of $14.1 million. These shares have dividend and liquidation preferences. The approval of the holders of at least two-thirds of the outstanding shares of such stock is required prior to carrying out certain corporate activities. These shares currently may be converted to Common Stock of the Company at a price of $6.00 per share. Upon consummation of this Offering, all outstanding shares of Convertible Preferred Stock will be converted into 2,349,991 shares of Common Stock. Although the Company has no current plan in place to issue the remaining shares of Convertible Preferred Stock, there can be no assurance that the Company will not issue more shares of its preferred stock in the future.

         The Company's Amended Certificate of Incorporation includes certain anti-takeover provisions designed to make the Company a less attractive target for an acquisition of control by an outsider that does not have the support of the Company's Board of Directors. These provisions include requirements that certain business combinations involving persons owning beneficially at least 10% of the Company's shares be approved by both an 80% vote of all outstanding shares and also a majority vote of all outstanding shares not owned beneficially by persons involved in such business combinations. These provisions may discourage a third party from attempting to acquire control of the Company and may lower the price that an investor may be willing to pay for shares of the Company's Common Stock.


ABSENCE OF DIVIDENDS

         The Company has never declared or paid any cash dividends and anticipates that for the foreseeable future it will follow a policy of not declaring dividends and retaining earnings, if any, for use in its business.

INTELLECTUAL PROPERTY/PROPRIETARY TECHNOLOGY

         The names LASERVISION(R), LASERVISION CENTERS AND DESIGN(R), LASERVISION CENTERS(R), LASERVISION CENTER(R) and MobilExcimer(R) are registered U.S. service marks of the Company. In addition, the Company owns service mark registrations in a number of foreign countries. The Company has also secured a patent for the MobilExcimer mounting system. The Company's service marks, MobilExcimer patent and other proprietary technology may offer the Company a competitive advantage in the marketplace and could be important to the success of the Company. There can be no assurance that one or all of these registrations will not be challenged, invalidated or circumvented in the future. The Company is currently involved in two legal proceedings which could result in an adverse impact on its rights to certain of such registrations. Litigation regarding intellectual property is common and there can be no assurance that the

Company's service mark registrations and patent will significantly protect the Company's intellectual property. The defense and prosecution of intellectual property proceedings is costly and involves substantial commitments of management time. Failure to successfully defend the Company's rights with respect to its intellectual property could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business - Legal Proceedings."

FOREIGN EXCHANGE RATES AND CURRENCY CONTROLS

         The Company expects that a declining percentage of its revenues will be earned outside of the United States and will be in currencies other than the U.S. dollar during at least the next few years. Fluctuations in the exchange rate between the U.S. dollar and foreign currencies, especially the U.K. pound, Canadian dollar and Swedish Kroner, could adversely affect the operations of the Company in the short term. In addition, the U.S. or foreign governments could impose currency controls which would limit, or prohibit, the Company's access to funds remitted outside the United States.

                                  THE COMPANY

         The Company is incorporated in Delaware. The Company's principal executive offices are located at 540 Maryville Centre Drive, Suite 200, St. Louis, Missouri 63141, and its telephone number is (314) 434-6900. The Company maintains an Internet home page at www.laser-vision.com. All references to the Company refer to the Company and its subsidiaries unless the context otherwise indicates.

                                USE OF PROCEEDS

         The net proceeds to the Company from the sale of 2,500,000 shares of Common Stock offered hereby, after deduction of underwriting discounts and commissions and offering expenses, are estimated to be $30.1 million (or $34.7 million if the Underwriters' over-allotment option is exercised in full).

         The Company expects to use the net proceeds of this Offering for purchases of equipment, opening of new centers, expansion of marketing activities, working capital, business acquisitions and other general corporate purposes. Although the Company may use a portion of the net proceeds to acquire complementary businesses, products or technologies, the Company has no current agreements or understandings with respect to any such transactions. Pending such uses, the Company intends to invest such net proceeds in short-term, investment-grade, interest-bearing securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         Since April 3, 1991, the Common Stock has been traded on the over-the-counter market through the Nasdaq Small Capital Market under the symbol "LVCI" and on the Boston Stock Exchange under the symbol "LVS."

         The following table sets forth, for the periods indicated, the high and low bid prices of the Common Stock as reported by the Nasdaq over-the-counter market.

                                                                         Price Range of Common
                                                                                 Stock

                                                                          High             Low
FISCAL YEAR ENDED APRIL 30, 1994
          1st Quarter  . . . . . . . . . . . . . . . . . . . . . .         $ 5.75         $ 4.75

          2nd Quarter  . . . . . . . . . . . . . . . . . . . . . .           5.88           4.00

          3rd Quarter  . . . . . . . . . . . . . . . . . . . . . .           5.75           4.00

          4th Quarter  . . . . . . . . . . . . . . . . . . . . . .           6.88           5.63

FISCAL YEAR ENDED APRIL 30, 1995

          1st Quarter  . . . . . . . . . . . . . . . . . . . . . .         $ 6.00          $5.38

          2nd Quarter  . . . . . . . . . . . . . . . . . . . . . .           8.00           5.25

          3rd Quarter  . . . . . . . . . . . . . . . . . . . . . .           8.00           7.63

          4th Quarter  . . . . . . . . . . . . . . . . . . . . . .           8.50           7.00

FISCAL YEAR ENDED APRIL 30, 1996

          1st Quarter  . . . . . . . . . . . . . . . . . . . . . .         $ 8.50         $ 7.88

          2nd Quarter  . . . . . . . . . . . . . . . . . . . . . .          15.88           8.50

          3rd Quarter  . . . . . . . . . . . . . . . . . . . . . .          16.63          11.38

          4th Quarter  . . . . . . . . . . . . . . . . . . . . . .          15.25          12.38

FISCAL YEAR ENDED APRIL 30, 1997

          1st Quarter (through June 4, 1996)   . . . . . . . . . .         $14.13         $10.75

         On June 4, 1996, the last reported sale price of the Common Stock on the over-the-counter market through the Nasdaq Small Capital Market was $13.00 per share. As of such date, there were approximately 400 holders of record of the Common Stock.

         The Company has never declared or paid any cash dividends on its Common Stock. The Company presently intends to retain any future earnings for use in its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

                                 CAPITALIZATION

        The following table sets forth the capitalization of the Company as of January 31, 1996, and as adjusted to reflect the sale of the 2,500,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $13.00 per share) and the receipt of the estimated net proceeds therefrom by the Company after deducting the estimated underwriting discounts and commissions and offering expenses. The table set forth below should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this Prospectus. See "Use of Proceeds."

                                                                                     January 31, 1996
                                                                                     ----------------
                                                                             ($ in thousands, except per share data)
                                                                             --------------------------------------

                                                                              ACTUAL           AS ADJUSTED (1)
                                                                              ------           ===============
 Notes payable and current portion of capitalized lease obligation . .        $   2,257          $  2,257
                                                                              =========          ========

 Non-current capitalized lease obligation  . . . . . . . . . . . . . .        $     783          $    783
                                                                              ---------          --------
 Convertible Preferred Stock with Mandatory
          Redemption Provision in 2005, 141,000 shares authorized,
          issued and  outstanding at
          $100 par value (none outstanding, as adjusted). . . . . . .         $  14,100          $    --
                                                                              ---------          --------
 Stockholders' equity:

          Common Stock par value $.01 per share:                              $      59          $    107
                  50,000,000 shares authorized, 5,863,835
                  (10,713,826, as adjusted)
                  issued and outstanding (2) . . . . . . . . . . . . .

          Paid-in-capital  . . . . . . . . . . . . . . . . . . . . . .           20,764            64,965

          Accumulated deficit  . . . . . . . . . . . . . . . . . . . .          (11,763)          (11,763)
                                                                              ---------          --------
          Total stockholders' equity . . . . . . . . . . . . . . . . .        $   9,060          $ 53,309
                                                                              ---------          --------
          Total capitalization . . . . . . . . . . . . . . . . . . . .        $  23,943          $ 54,092
                                                                              =========          ========


(1) As adjusted to reflect (a) the sale by the Company of 2,500,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom and (b) the conversion of the 141,000 issued and outstanding shares of Convertible Preferred Stock into 2,349,991 shares of Common Stock upon consummation of this Offering.

(2) Does not include 40,150 shares of Common Stock issuable upon exercise of the Company's Class C and D Warrants, 24,500 shares reserved for issuance upon exercise of the Company's Class E Warrants, 454,485 shares reserved for issuance upon exercise of outstanding stock options under the Company's Incentive and Non-Qualified Stock Option Plans, 109,512 shares reserved for issuance upon exercise of warrants issued to the placement agent in the Company's 1993 offering of Common Stock, 840,250 shares reserved for issuance upon exercise of the Company's Non-Qualified Warrants and 435,000 shares issuable upon exercise of other unregistered warrants outstanding as of January 31, 1996. In addition, does not include 411,484 publicly traded Class B and F Warrants and 26,500 underwriter warrants outstanding as of January 31, 1996. See Note 10 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The statement of operations data set forth below for the years ended April 30, 1994 and 1995 and the balance sheet data at April 30, 1994 and 1995 are derived from the respective consolidated financial statements of the Company audited by Price Waterhouse LLP, independent public accountants, which are included elsewhere in this Prospectus. The statement of operations data set forth for the year ended April 30, 1993 is derived from the consolidated financial statements of the Company audited by Lovelace Roby & Company, P.A., independent public accountants, which are included elsewhere in this Prospectus. The statement of operations data set forth below with respect to the years ended April 30, 1991 and 1992 and the balance sheet data at April 30, 1991, 1992, and 1993 are derived from audited financial statements of the Company which are not included in this Prospectus. The statement of operations data for the nine months ended January 31, 1995 and 1996 and the balance sheet data at January 31, 1996 have been derived from the unaudited financial statements of the Company which are included elsewhere in this Prospectus. Unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial information set forth therein, in accordance with generally accepted accounting principles. The results of operations for the nine months ended January 31, 1996 are not necessarily indicative of the results to be expected for the entire fiscal year. The data set forth below should be read in conjunction with the consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                      Nine Months
                                                                                                         Ended
                                                                                                       January 31,
                                                          Year Ended April 30,                         (unaudited)
                                             -----------------------------------------------------   ---------------
                                             1991        1992       1993         1994      1995      1995       1996
                                             ----        ----       ----         ----      ----      ----       ----
                                                                   (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenues  . . . . . . . . . . . . . . . .   $1,274    $   936      $1,180      $2,106    $3,311    $ 2,492       $2,584

Cost of revenues  . . . . . . . . . . . .      893        600         868       1,768     3,375      2,274        3,021
                                            ------    -------      ------      ------    ------    -------       ------
Gross profit (loss) . . . . . . . . . . .      381        336         312         338       (64)       218         (437)
                                            ------    -------      ------      ------    ------    -------       ------
Operating expenses:
     General and administrative . . . . .      466        489         605         695     1,002        726        1,420

     Salaries and related expenses  . . .       (1)       347         514         902     1,285        992        1,588
Depreciation and amortization . . . . . .        7         69         122         250       283        161          165
Selling and marketing expenses  . . . . .      105         25         254         391       574        367          751
                                            ------    -------      ------      ------    ------    -------       ------
Total operating expenses  . . . . . . . .      578        930       1,495       2,238     3,144      2,246        3,924
                                            ------    -------      ------      ------    ------    -------       ------
Loss from operations  . . . . . . . . . .     (197)      (594)     (1,183)     (1,900)   (3,208)    (2,028)      (4,361)
                                            ------    -------      ------      ------    ------    -------       ------
Other income (expense):

Interest and other income . . . . . . . .        8         84          35          21        37         40          255
Interest expense  . . . . . . . . . . . .       (9)       (49)        (87)       (156)     (242)      (189)        (150)
Minority interest in net loss of
subsidiaries  . . . . . . . . . . . . . .                                                   116         67          132
Provision for loss on advance . . . . . .                                        (175)
                                            ------    -------      ------      ------    ------    -------       ------

Other income (expense) net:                     (1)        35         (52)       (310)      (89)       (82)         237
Net loss  . . . . . . . . . . . . . . . .   ------    -------      ------      ------    ------    -------       ------
                                             ($198)     ($559)    ($1,235)    ($2,210)  ($3,297)   ($2,110)     ($4,124)
                                            ======    =======      ======      ======    ======    =======       ======

Net loss per share  . . . . . . . . . . .   ($0.14)    ($0.25)     ($0.48)     ($0.66)   ($0.82)    ($0.54)      ($0.84)
                                            ======    =======      ======      ======    ======    =======       ======
Weighted average number of shares of
     Common Stock outstanding . . . . . .    1,440      2,270       2,567       3,356     4,001      3,907        4,935
                                            ======    =======      ======      ======    ======    =======       ======


                                                          Year Ended April 30,
                                           ----------------------------------------------------
                                                                                                         January 31,
                                                                                                             1996
                                           1991        1992         1993        1994      1995            (unaudited)
                                           -----      ------        -----      ------     -----        ---------------

                                                 (in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents . . . . . . .     $2,561       $719        $787       $706    $2,126                $14,474
Working capital (deficit) . . . . . . .      2,429        643         673       (244)   (1,301)                10,574
Total assets  . . . . . . . . . . . . .      2,834      4,442       4,356      9,135    11,318                 29,357
Non-current liabilities . . . . . . . .                   603         736      2,900       791                  1,327
Convertible preferred stock with
mandatory redemption provision in 2005
                                                                                                               14,100
Accumulated deficit. . . . . . . . .  .       (338)      (897)     (2,132)    (4,342)   (7,639)               (11,763)

Stockholders' equity. . . . . . . . . .      2,548      2,964       2,829      4,594     6,349                  9,060

(1) Salaries and related expenses included in general and administrative expenses.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

         Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors" and "Business-- Government Regulation" as well as those discussed elsewhere in this Prospectus and any documents incorporated herein by reference.

BACKGROUND

         The Company was incorporated in Delaware in 1988 and initially provided medical advertising and marketing services in the United States, primarily to ophthalmologists. By 1991, the Company had shifted its strategic emphasis to the emerging ophthalmic technology based on the use of excimer lasers for PRK and acquired an excimer laser for use in a clinical center as part of clinical trials with respect to the safety and efficacy of PRK.

         Subsequent to the purchase of its first laser, the Company determined that FDA approval for PRK in the United States would require a lengthier process than was originally anticipated. As a result, the Company decided to enter the international market for excimer laser surgery where regulatory restrictions were much less prohibitive. Between late 1991 and mid 1992, the Company acquired three commercial excimer laser centers in Canada and began developing the first MobilExcimer unit. In July 1993, the Company opened a fourth Canadian center and purchased six excimer lasers installed in Europe. In April 1994, the Company acquired eight additional lasers installed in Europe. The first PRK procedure on a MobilExcimer system was performed in Ontario, Canada in September 1994.

         In anticipation of the FDA's approval of the excimer laser to perform PRK procedures, in December 1994 the Company restated its agreement with Columbia Healthcare pursuant to which the Company became the primary provider of excimer lasers to Columbia Healthcare ambulatory surgery centers. In addition, by the fall of 1995, the Company extended testing of its MobilExcimer system to England, opened two European centers (including a Company-owned center with an improved excimer laser system), acquired an additional MobilExcimer unit and selected Dr. Richard Lindstrom as the Company's Medical Director.

         In October 1995 and March 1996, the FDA approved the use of the excimer lasers manufactured by Summit and VISX, respectively, for performing PRK procedures for low to moderate myopia, making it possible for the Company to begin providing ophthalmologists access to lasers in the United States. In the nine months ended January 31, 1996, the Company opened three LaserVision Centers in the United States. During the quarter ended April 30, 1996, the Company purchased assets from a former competitor for approximately $300,000 in cash to expand its European operations and used its MobilExcimer to service (and consolidate) a number of European locations which had previously been fixed sites. In addition, in 1995 the Company acquired Vision Correction, Inc., an excimer laser access provider, for Common Stock with a value of approximately $650,000, and in early 1996 acquired MedSource, a marketing services company to complement its existing marketing operations, for cash and Common Stock with a combined value of approximately $300,000.

NEW ACCOUNTING STANDARD

         In March 1995, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 121. "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), adoption of which is required by the Company for its fiscal year ended April 30, 1997. SFAS 121 establishes standards of accounting for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and those assets to be disposed of. The Company will adopt the provisions of SFAS 121 effective in its fourth quarter ended April 30, 1996. The Company believes that certain of its international fixed-site excimer lasers are subject to SFAS 121 impairment considerations. Due to recent improvements in excimer laser technology, international market conditions and the resulting operational considerations, the Company believes that the recorded carrying value of these assets may exceed their estimated fair values. Accordingly, the Company expects to record an estimated impairment charge of approximately $3.1 million in the fourth quarter of fiscal 1996.

CENTERS IN OPERATION

         The following table shows the number of centers which the Company operated as of the dates indicated.

  Centers with Lasers        APR 30       APR 30      APR 30       APR 30      APR 30       APR 30       JUNE 1
                              1991         1992        1993         1994        1995         1996         1996
  -------------------        ------       ------      ------       ------      ------       ------       ------
  International,
  Fixed                         1           1            3           18          20           15           14

  International,
  Mobile                                                              1           1            2            2

  Domestic,
  Fixed                                     1            1            1           1            6           17

  Total Centers                 1           2            4           20          22           23           33

RESULTS OF OPERATIONS

Nine months ended January 31, 1996 compared to nine months ended January 31,
1995

         Revenues. Total revenues increased to $2,584,000 for the nine months ended January 31, 1996 from $2,492,000 for the nine months ended January 31, 1995. This increase was attributable to increased revenues from the MarketVision Division and increased revenues from the Canadian and U.S. centers. European revenues decreased as a result of the reduced number of centers operating in Europe, partially offsetting these North American increases.

         Costs of Revenues/Gross Profit (Loss). Cost of revenues increased to $3,021,00 for the nine months ended January 31, 1996 from $2,274,000 for the nine months ended January 31, 1995. This increase was primarily due to an increase in depreciation to $1,400,000 from $1,169,000 in these respective periods due to the increased number of lasers and other medical equipment. Other costs of revenues, primarily media costs for the MarketVision

Division and laser maintenance/optics for the LaserVision Division, increased to $1,621,000 from $1,119,000. As a result of these changes, gross profit decreased from $218,000 to a loss of $437,000.

         Operating Expenses. General and administrative expenses increased to $1,420,000 for the nine months ended January 31, 1996 from $726,000 for the nine months ended January 31, 1995 primarily due to higher legal and professional fees, new insurance coverage, higher provisions for bad debt, the costs associated with a new center in Europe, and other increased general and administrative expenses. Salaries and related expenses increased by $596,000 as a result of salary adjustments, an increased number of employees, the executive incentive compensation program and the related payroll taxes and fringe benefits. The increase in selling and marketing expenses was due to the increased cost of European advertising programs, promotion of the MobilExcimer and the development of the U.S. market.

         Other Income (Expense). Other income (expense) increased to a net $237,000 during the nine months ended January 31, 1996 from a net $82,000 during the nine months ended January 31, 1995. This favorable variance was primarily due to an increase in the minority interest in the net loss of a subsidiary, lower interest expense and higher interest income.

Fiscal Year ended April 30, 1995 Compared to Fiscal Year Ended April 30, 1994

         The Company's operating results for the years ended April 30, 1995 and April 30, 1994 are not readily comparable due to significant expansion. The LaserVision Centers Division's operating results for the year ended April 30, 1995 included Montreal for twelve months, 13 European installations for a full year and three European centers for an average of nine months. The LaserVision Centers Division operating results for the year ended April 30, 1994 included Montreal for 9.5 months, six European installations for an average of nine
months, and eight European installations for one month.    Both fiscal years
included the operations for the St. Catharines and Vancouver centers for a full year. Two international centers which were open throughout fiscal 1994 were closed during most of fiscal 1995. During fiscal 1995, three European centers were acquired and testing of a larger MobilExcimer trailer was successfully begun with Calumet Coach Company. Since April 30, 1995, the Columbia Healthcare relationship in the U.S. has expanded, MobilExcimer system testing was extended into a second international market with an even larger trailer, two European centers were opened including a Company owned center with an improved excimer laser system and three acquisitions were completed (one mobile laser service related, one expanding European operations and one expanding U.S. marketing capabilities).

         Revenues. Total revenues increased to $3,311,000 for the year ended April 30, 1995 from $2,106,000 for the year ended April 30, 1994, or an increase of 57%.

         Revenues for LaserVision Centers Division increased to $2,478,000 for the year ended April 30, 1995 from $1,517,000 for the year ended April 30, 1994, or an increase of 63%. The $961,000 increase in revenues can be attributed primarily to a $113,000 increase in Canadian revenues and $856,000 of increased European revenues. The increase in Canadian revenues for the LaserVision Centers Division can be attributed primarily to an increased number of procedures at both the Company's Vancouver and Montreal centers. The increased European revenues related to a full year of revenue from thirteen centers acquired during fiscal 1994 and the three centers opened during fiscal 1995. The relocation of one European center partially offset this increase.

         Revenues for the MarketVision Division increased to $833,000 for the year ended April 30, 1995 from $589,000 for the year ended April 30, 1994, or an increase of 41%. The $244,000 increase reflects the addition of several domestic ophthalmic advertising clients which have implemented cataract and/or refractive marketing awareness programs.

         During the most recent year, revenues from the LaserVision Centers Division represented 75% of total revenues versus 72% for the year ended April 30, 1994. Revenues from the MarketVision Division represented 25% of total revenues during the most recent year versus 28% for the year ended April 30, 1994.

         Cost of Revenues/Gross Profit. Cost of revenues increased to $3,375,000 for the year ended April 30, 1995 from $1,768,000 for the year ended April 30, 1994. This increase included a $620,000 increase in excimer laser and medical equipment depreciation, to $1,589,000 during the last year, from $969,000 during the prior year. This non-cash expense reflects the increase in the number of European excimer lasers operated for the full year ended April 30, 1995 and the purchase of additional medical equipment.

         Excluding laser and medical equipment depreciation, all other costs of revenues increased by $987,000. This increase, when combined with the revenue increase, resulted in these other costs of revenues increasing from 38% of total revenues for the year ended April 30, 1994 to 54% of total revenues for the year ended April 30, 1995. This $987,000 increase was primarily due to higher medical professional fees for Company-owned laser centers, the increase in total costs of excimer laser maintenance, gasses and optics on higher volumes of PRK procedures and new centers, and the higher levels of MarketVision costs associated with the increase in MarketVision revenues.

         Total gross profit decreased to a loss of $64,000 for the year ended April 30, 1995 from $338,000 for the year ended April 30, 1994. The variable gross profit, excluding depreciation and a $175,000 non-cash provision for loss relating to an advance of funds in 1991 to an Italian company, increased to $1,525,000 from $1,307,000, primarily because medical professional fees and MarketVision costs of revenue are variable costs of revenue.

         Operating Expenses. Operating expenses increased to $3,144,000 for the year ended April 30, 1995 from $2,238,000 for the year ended April 30, 1994. General and administrative expenses increased by $307,000 primarily due to higher European and U.S. professional fees (primarily for new centers and tradename protection), new insurance coverage, laser relocation costs, and higher travel and lodging costs associated with the Columbia Healthcare agreement.

         Salaries and related expenses increased by $383,000 as a result of the hiring of new employees in St. Louis, Canada and England, the executive incentive compensation program tied to the Company's stock price, salary increases, and higher commissions on increased MarketVision revenues.

         Depreciation and amortization increased by $33,000 due to the amortization of previously deferred franchise costs, the amortization of certain trademark costs, depreciation on new mobile equipment, and depreciation on European furniture and leasehold improvements; and was partially offset by lower depreciation on the clinical laser.

         Selling and marketing expenses increased by $183,000 primarily due to the increased radio and newspaper advertising for the European centers, increased European travel and lodging costs, and the initial promotion of the new MobilExcimer system. Lower radio and newspaper advertising in western Canada partially offset these increases.

         Loss from Operations. The LaserVision Centers Division's loss from operations increased to $3,242,000 for the year ended April 30, 1995 from $1,870,000 for the year ended April 30, 1994, primarily due to a $655,000 increase in total depreciation and amortization expenses, higher variable costs of revenue, and increased operating costs which were partially offset by revenue increases. The MarketVision Division went to a $34,000 operating profit for the year ended April 30, 1995 from a $30,000 operating loss for the year ended April 30, 1994, primarily because of lower bad debt expenses and the gross profit on increased revenues.

         Other Income (Expense). Other income (expense) decreased to ($89,000) for the year ended April 30, 1995 from ($310,000) for the year ended April 30, 1994. Interest expense increased to ($242,000) for the year ended April 30, 1995 from ($156,000) for the year ended April 30, 1994. This increase was primarily due to a $196,000 increase in imputed (non-cash) interest expense on European laser purchases and was partially offset by a $110,000 decrease in European and other interest expense. The $116,000 income from minority interest in net loss of subsidiary for the year ended April 30, 1995 relates to one of the Company's new European operations. The $175,000 non-cash provision for loss on advance for the year ended April 30, 1994 relates to an advance of funds in 1991 to an Italian company.



Fiscal Year Ended April 30, 1994 Compared to Fiscal Year Ended April 30, 1993

         The Company's operating results for the years ended April 30, 1994 and April 30, 1993 are not readily comparable. The LaserVision Centers Division operating results for the year ended April 30, 1994 included the St. Catharines excimer laser center for twelve months, Montreal for 9.5 months, four European installations for 9.5 months, two European installations for 8.5 months, and eight European installations for one month. For the year ended April 30, 1993, operating results only included one of the previous 16 centers--St. Catharines for eight months. Both fiscal years included the operations for the Calgary and Vancouver centers for a full year.

         The change in the revenue mix increased the fixed costs included in the cost of revenues, such as depreciation and maintenance contracts, and decreased variable costs as a percentage of revenues. The hiring of additional management personnel increased salaries and related expenses but prevented the cost of the outside professional fees included in the administrative and general expenses from increasing at a higher rate.

         Revenues. Total revenues increased to $2,106,000 for the year ended April 30, 1994 as compared to revenues of $1,180,000 for year ended April 30, 1993, or an increase of 78%.

         Revenues for the LaserVision Centers Division increased to $1,517,000 for the year ended April 30, 1994 from $408,000 for the year ended April 30, 1993, or an increase of 272%. The $1,109,000 increase in revenues consisted primarily of a $407,000 increase in Canadian revenues and $689,000 of new European revenues. The increase in Canadian revenues for the LaserVision Centers Division can be attributed to an increased number of procedures at both the Company's Vancouver and Calgary centers, the new Montreal center and a full year of operations for the St. Catharines center in the Niagara area of Ontario. The new European revenues relate to the six centers acquired in July, 1993 and the eight centers acquired in April, 1994.

         Revenues for the MarketVision Division decreased to $589,000 for the year ended April 30, 1994 from $772,000 for the year ended April 30, 1993, or a decrease of 24%. The $183,000 decrease reflects the loss of several domestic medical/ophthalmic advertising clients which had implemented marketing awareness programs during the first half of fiscal 1993. The Company believes that the decrease in the reimbursement rate to ophthalmologists for the cataract surgical procedure, and a general concern by ophthalmologists about proposed health care cost containment efforts, caused a significant portion of this decrease in revenues for MarketVision Division. The Company also believes that domestic MarketVision revenues have stabilized.

         Revenues from the LaserVision Centers Division represented 72% of total revenues for the year ended April 30, 1994 versus 35% for the year ended April 30, 1993. Revenues from the MarketVision Division represented 29% of total revenues for the year ended April 30, 1994 versus 65% for the year ended April 30, 1993.

         During the last quarter of the fiscal year ended April 30, 1994, 79% of the Company's revenues were from the Laser Vision Centers Division and 21% were from the MarketVision Division.

         Cost of Revenues/Gross Profit. Costs of revenues increased to $1,768,000 for the year ended April 30, 1994 from $868,000 for the year ended April 30, 1993. This $900,000 increase in cost of revenues (to 84% for the year ended April 30, 1994 from 74% of revenues for the year ended April 30,
1993) included a $732,000 increase in excimer laser and medical equipment depreciation, to $969,000 for the year ended April 30, 1994, from $237,000 for the year ended April 30, 1993. This non-cash expense reflects the increase in the number of European and Canadian excimer lasers, the purchase of other medical equipment for the Montreal and European centers, and the November 1, 1992 change in depreciable lives from ten years to five years. If the five year depreciable life for existing lasers had been used throughout fiscal 1993, Canadian excimer laser depreciation would have been $27,000 higher and gross profit would have been $27,000 (2%) lower for the year ended April 30, 1993.

         Excluding laser and medical equipment depreciation, all other costs of revenues increased by $168,000. This increase to 38% of total revenues for the year ended April 30, 1994, when combined with the sales increase, resulted in these other costs of revenues decreasing from 54% of total revenues for the year ended April 30, 1993. This $168,000 increase was primarily due to the increase in total costs of excimer laser maintenance, gasses and optics on higher volumes of PRK's and new centers, and was partially offset by the lower levels of MarketVision costs associated with the lower MarketVision revenues.

         Total gross profit decreased to 16% for the year ended April 30, 1994 from 26% for the year ended April 30, 1993. The variable gross profit (excluding depreciation) improved to 62% from 46%.

         Operating Expenses. Operating expenses increased to $2,238,000 for the year ended April 30, 1994 from $1,495,000 for the year ended April 30, 1993. General and administrative expenses increased by $90,000 primarily due to a higher provision for doubtful LaserVision Division accounts receivable, European professional fees and European and Montreal office and telephone expenses.

         Salaries and related expenses increased by $338,000 as a result of the hiring of two new officers in St. Louis, a European general manager and two employees for the Montreal center, salary increases and a decrease in the amount reimbursed to the Company for services performed by a Company employee for a third party. Lower compensation levels for the MarketVision Division, reflecting the lower sales, partially offset this increase.

         Depreciation and amortization increased by $128,000 due to the change to a shorter depreciable life for the excimer laser used in a domestic/clinical center ($30,000), the amortization of certain start up costs, a full year's depreciation on the mobile equipment, St. Louis computer and office improvement depreciation and depreciation for the new Montreal office.

         Selling and marketing expenses increased by $137,000 primarily because of the increased radio and newspaper advertising for the Canadian centers and the initial newspaper advertising in Europe.

         Loss from Operations. The LaserVision Centers Division's loss from operations increased by $736,000 to $1,870,000 for the year ended April 30, 1994 from $1,134,000 for the year ended April 30, 1993, primarily due to the $862,000 increase in total depreciation and amortization expenses which were partially offset by a revenue increase greater than the other operating expense increases. Numerous assumptions were necessary to allocate the corporate office expenses by region as reflected in the business segment information in Note 11 of Notes to Consolidated Financial Statements. The MarketVision Division went from a $49,000 operating loss for the year ended April 30, 1993 to a $30,000 operating loss for the year ended April 30, 1994, primarily because of a 2% improvement in the gross profits percentage and lower operating expenses.

         Other Income (Expense). Other income (expense) increased to ($310,000) for the year ended April 30, 1994 from ($52,000) for the year ended April 30, 1993. The $14,000 decrease in interest income reflects the investment of interest bearing assets into lasers and other equipment, and lower interest rates. The $69,000 increase in interest expense was primarily due to the European laser installation purchases and to the capital leases on the St. Catharines excimer laser and mobile equipment, and was partially offset by decreased interest expense for the St. Louis and Vancouver lasers. The $175,000 non-cash provision for loss on advance for year ended April 30, 1994 relates to an advance of funds in 1991 to an Italian company.

LIQUIDITY AND CAPITAL RESOURCES

         Since the completion of the initial public offering in April 1991, the Company's primary sources of liquidity have consisted of financing from the sale of Common Stock and Convertible Preferred Stock, revenues from marketing and laser access services provided to ophthalmic physicians and leases. At January 31, 1996, the Company had $14,474,000 of cash and cash equivalents compared with $2,126,000 at April 30, 1995 and approximately $12,500,000 at April 30, 1996. At January 31, 1996, the Company had working capital of $10,574,000 compared with $(1,301,000) at April 30, 1995. The ratio of current assets to current liabilities at January 31, 1996 was 3.17 to one, compared to 0.69 to one at April 30, 1995.

         Cash Flows from Operating Activities. Net cash used for operating activities was $1,406,000 in the first nine months of fiscal 1996 and was $1,017,000 and $899,000 for the years ended April 30, 1995 and 1994, respectively. The cash flows used for operating activities in the first nine months of fiscal 1996 primarily represent the net loss incurred in this period less depreciation and amortization and accruals for two lasers. The cash flows used for operating activities in fiscal 1995 and 1994 primarily represent the net loss incurred in these periods less depreciation and amortization.

         Cash Flows from Investing Activities. Net cash used for investing activities was $4,438,000 in the first nine months of fiscal 1996 and $1,227,000 and $2,468,000 for the years ended April 30, 1995 and 1994, respectively, and was primarily due to the acquisition of equipment. The increase in acquisitions of equipment in fiscal 1996 is primarily due to expansion into the U.S. market and continued growth in the European market.

         Cash Flows from Financing Activities. Net cash provided by financing activities in the first nine months of fiscal 1996 was $18,192,000 and was primarily due to proceeds received from a private placement of Convertible Preferred Stock with a provision for mandatory redemption in 2005. Net cash provided by financing activities for the year ended April 30, 1995 was $3,664,000 and was primarily due to proceeds from the exercise of warrants and private stock offerings offset by the repayment of certain notes payable and capitalized lease obligations. For the year ended April 30, 1994 net cash provided by financing activities was $3,286,000 and was primarily due to proceeds received from the exercise of warrants and private stock offerings.

         The Company anticipates that its current cash and cash equivalents, together with the proceeds of this Offering, will be sufficient to fund operating expenses for the next 24 months, including any capital expenditures not financed by leasing. The Company expects to continue to fund future operations and mobile development costs from existing cash and cash equivalents, revenues received from providing laser access and market services and future financing as required. There can be no assurance that capital will be available when needed or, if available, that the terms for obtaining such funds will be favorable to the Company.


                                    BUSINESS

         The Company is the world's largest provider of access to excimer lasers and related services for the treatment of refractive vision disorders and has more than 30 lasers currently in use in the United States, Canada and Europe. The Company is also the world's only operator of mobile excimer laser systems. The excimer laser can be used to treat refractive vision disorders such as nearsightedness and astigmatism to eliminate or reduce the need for corrective lenses. LaserVision Centers operate on a shared-access model, giving individual or group ophthalmic practices use of excimer laser technology without investment risk or maintenance requirements, thereby allowing optimal use of the excimer laser equipment. In addition, the Company provides a broad range of professional services, including physician and staff training, technical support services and maintenance and, through its MarketVision and MedSource divisions, advertising and marketing programs and services.

         The Company has operated excimer laser centers in Canada and Europe since 1991 and 1993, respectively. Following the recent approval of the excimer laser technology by the FDA to treat certain refractive vision disorders, the Company began developing centers in the United States and currently operates 17 centers in the United States, with plans to open additional centers. The Company currently provides excimer lasers and related services to fixed-site centers in the United States, Canada, the United Kingdom, Finland, Greece, Sweden and Ireland and operates the MobilExcimer in Canada and the United Kingdom. In the United States, fixed-site laser centers are operated in conjunction with Columbia Healthcare or by the Company independently or through joint ventures.

         In anticipation of the FDA's approval of the excimer laser to perform PRK procedures, the Company developed a relationship with Columbia Healthcare whereby the Company would become the primary provider of excimer lasers to Columbia Healthcare ambulatory surgery centers. Since 1992, the Company has had an option to provide excimer laser surgery equipment, training and services to Columbia Healthcare once the excimer laser technology was approved by the FDA. In December 1994, this mutually exclusive agreement was revised to expand the number of potential sites to include all of the approximately 135 Columbia Healthcare ambulatory surgery centers in 27 states nationwide. To date, the Company is operating 14 centers pursuant to this agreement.

         In addition to operating fixed-site centers, the Company has developed a proprietary MobilExcimer system which is a self-contained mobile refractive laser surgery center duplicating all the equipment and services typically found in a fixed-site location. The Company has entered into a mutually exclusive agreement with Calumet Coach Company, the world's leading manufacturer of mobile medical systems, to build the MobilExcimer. This proprietary system gives the Company flexibility which the Company believes is not currently available to its competitors and is intended to help the Company achieve broader penetration of both domestic and international markets. The Company plans to use the MobilExcimer to provide laser access and related services to communities where the Company's potential patient base is insufficient to sustain a fixed-site center, thereby enhancing the Company's ability to expand quickly into multiple markets. The MobilExcimer system has not yet been approved for use in the United States by the FDA. The Company has recently entered into an agreement with VISX with respect to certain information included in VISX's FDA filings which the Company believes may expedite the approval process.

         Currently, the Company provides access to 31 fixed-site lasers -- 12 in Europe, 2 in Canada and 17 in the United States. The Company also has two mobile systems in operation, one in Europe and one in Canada. The Company continues to explore opportunities to expand both its domestic and international operations.


VISION DISORDERS

         The human eye is approximately 25 millimeters in diameter and functions much like a camera, incorporating a lens system which focuses light (the cornea and the lens), a variable aperture system which regulates the amount of light passing through the eye (the iris) and film which records the image (the retina). Light from a distant object passes through the cornea, iris, and lens, which focus the light on the retina. The retina contains light sensitive receptors which transmit the image through the optic nerve to the brain. Seventy-five percent of the focusing power of the eye is provided by the curvature of the corneal surface.

         Two major categories of vision disorders are refractive and pathological disorders. Refractive disorders result from an inability of the optic system to properly focus images on the retina. Nearsightedness (myopia), farsightedness (hyperopia) and astigmatism are the most common refractive disorders. The amount of refraction is dependent on the shape (specifically, the curvature) of the cornea. If the curvature is not correct, the cornea cannot properly focus the light passing through it onto the retina, and the individual will perceive a blurred image.

         Currently eyeglasses or contact lenses are most often used to treat refractive disorders. They may also be treated by several surgical techniques such as radial keratotomy ("RK"). RK is a surgical procedure used to correct myopia in which an ophthalmologist uses a scalpel to make a series of cuts approximately 400 to 450 microns deep in a radial configuration around the periphery of the cornea. The healing of the incisions causes a flattening of the cornea and corrects small to moderate amounts of myopia. Other techniques in use are keratomileusis, which involves freezing the cornea and reshaping it, and automated lamellar keratoplasty (ALK), which involves using a microkeratone to remove microscopic amounts of corneal tissue.

         Another major category of vision problems is pathological disorders. Traumatic, congenital and pathological sources cause defects in the cornea which result in restricted vision. A typical medical alternative for treatment of these conditions is a corneal transplant which involves major surgery and is dependent on the availability of a suitable donor cornea and on the individual surgeon's skill and experience. Corneal transplants frequently produce irregular corneal surfaces which compromise the patient's vision. Another major concern regarding corneal transplantation involves the possibility of transmission of viruses that could infect the patient.

         Industry sources estimated that in 1993 over 100 million people in the United States used eyeglasses or contact lenses to correct refractive vision disorders. Of these individuals, approximately 60 million are estimated to suffer from nearsightedness, with approximately 90% of nearsighted persons having low myopia. The Company estimates that approximately one-fourth of all sufferers of nearsightedness also experience astigmatism and an additional 23 million people in the United States suffer from astigmatism but do not experience nearsightedness. Consumers in the United States spent approximately $13 billion on eyeglasses, contact lenses and other corrective lenses in 1994 according to industry sources. The Company believes that excimer laser surgery will make it possible for many of these people to eliminate or reduce their reliance on corrective lenses. In particular, the Company believes that many of the approximately 26 million contact lenses users in the United States will be particularly receptive to laser surgery as they have already chosen to use an alternative to eyeglasses for vision correction.

         Industry sources estimate that between 250,000 and 300,000 RK procedures have been performed annually in the United States. Because RK is a manual procedure and is not performed with a computer-controlled device, it is highly dependent on the surgical skill of the ophthalmologist performing the procedure. In addition, because RK involves incisions into the corneal tissue, it weakens the structure of the cornea which can have adverse consequences as patients age. Furthermore, RK has never undergone a controlled clinical study under an FDA protocol because no medical devices, other than a scalpel, are used in the procedure. The Company believes, based on currently available follow-up data and market trends in countries where laser surgery is commercially available, that more people will seek vision correction through laser surgery than through RK because PRK involves





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reduced surgical risk, does not weaken the corneal tissue, is less invasive and is less dependent on the ophthalmologist's skill.

EXCIMER LASER SURGERY

         An excimer laser emits energy in an extremely short pulse lasting only several billionths of a second. High energy ultraviolet photons produced by the excimer laser create a "non-thermal" process known as ablation which does not heat adjacent tissue. The excimer laser can be used to treat refractive vision disorders such as nearsightedness and astigmatism in the PRK procedure. PRK involves using the excimer laser to resculpt the cornea. This adjusts the amount of refraction which in turn eliminates or reduces the need for corrective lenses. The excimer laser can also be used to treat a number of pathological superficial corneal disorders in a procedure called PTK. Excimer lasers manufactured by VISX and Summit have been approved for treatment of low to moderate myopia, and VISX is currently in the process of pursuing FDA approval for use of its laser for the treatment of astigmatism. Excimer lasers can also be used to perform a procedure known as LASIK in which an ophthalmologist uses a microkeratone to open a flap on the surface of the cornea. Laser energy is then used to ablate corneal cells on the exposed surface to improve the person's visual acuity, and the flap is then folded back into place. LASIK may be more predictable in treating high levels of myopia, but has not been specifically approved in the United States by the FDA.

         Excimer lasers are designed to reshape or sculpt the cornea to correct common visual problems such as nearsightedness and astigmatism by changing the curvature of the cornea, and therefore, the focusing power of the eye. The laser's functions are controlled by a computer based work station. The physician enters the patient data into the system's computer, which makes the calculations necessary for a precise corneal correction. After a verification procedure, the physician cleans and aligns the eye, initiates the treatment and visually monitors the eye during surgery. The procedure lasts approximately 15 or 20 minutes and generally requires less than 40 seconds of laser time. The natural protective cover of the cornea, called the epithelium, typically regrows in 24 to 72 hours to recreate a smooth optical surface over the laser modified curvature of the cornea.

         Some potential medical risks have been identified in connection with the use of PRK surgery and there may be other risks which will not be known until the procedure has been widely used and monitored. Potential complications and side effects include: post-operative discomfort; corneal haze during healing (an increase in the light scattering properties of the cornea); glare/halos (undesirable visual sensations produced by bright lights); decreases in contrast sensitivity; temporary increases in intraocular pressure in reaction to procedure medication; modest fluctuations in refractive capabilities during healing; modest decreases in best corrected vision (i.e., with corrective lenses); unintended over- or under-corrections; regression of effect; disorders of corneal healing; corneal scars; corneal ulcers and induced astigmatism.

BUSINESS STRATEGY

         The Company's goal is to retain its leadership position as the world's largest provider of access to excimer lasers and related services for ophthalmic surgery. In order to achieve this goal, the Company will expand its relationships with eyecare practitioners through its shared-access model, which allows individual or group ophthalmic practices use of excimer





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laser technology without investment risk or maintenance requirements.  Shared access also allows optimal use of the excimer laser systems, thereby maximizing Company revenues.

         The Company's growth strategy combines the following important elements:

         - Increase Market Penetration. The Company intends to increase its market penetration by using a combination of fixed-site laser centers operated by the Company or as joint ventures, including through its agreement with the Ambulatory Surgery Division of Columbia Healthcare, and expanded use of the MobilExcimer system.

                 - Columbia Healthcare. The Company intends to capitalize upon its agreement with the Ambulatory Surgery Division of Columbia Healthcare, the world's largest for-profit health care provider with approximately 135 ambulatory surgery centers in 27 states, by establishing additional LaserVision Centers at Columbia Healthcare facilities and maximizing the number of patients treated at each operating LaserVision Center. The Company's access to the Columbia Healthcare network positions the Company to establish additional LaserVision Centers more quickly than would be possible through the establishment of independent centers. The Company plans to open more than 20 LaserVision Centers in Columbia Healthcare facilities by early 1997, and intends to continue its evaluation of the remaining Columbia Healthcare facilities to determine which of these facilities would be appropriate for the establishment of additional LaserVision Centers or which of these centers could be more effectively served by the Company's MobilExcimers. In addition to providing access to a large number of ambulatory surgery centers, Columbia Healthcare has over 1,500 affiliated ophthalmologists and is the single largest provider of ophthalmic procedures in the United States, performing more than 130,000 procedures annually (approximately 10% of all eye surgeries in the United States in 1995). Columbia Healthcare's affiliated ophthalmologists can provide the Company with a large potential patient base to which the Company can market its laser surgery services.

                 -        MobilExcimer System.    The Company believes that it
                          is currently the only company that has developed and is operating a mobile system for the excimer laser. The Company has entered into a mutually exclusive agreement with Calumet Coach Company, the world's leading manufacturer of mobile medical systems, to build the MobilExcimer. This proprietary system gives the Company flexibility that the Company believes is not currently available to its competitors and is intended to help the Company achieve broader penetration of both domestic and international markets. The Company plans to use the MobilExcimer to provide laser access and related services to communities where the Company's potential patient base is insufficient to sustain a fixed-site center, thereby enhancing the Company's ability to expand quickly into multiple markets. The Company expects that the MobilExcimer will help meet the expected demand for the procedure, while giving both doctors and patients accessibility to laser surgery without the need for extended travel. The Company currently operates two mobile units, one each in Europe and





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
                          Canada. The Company anticipates that the consolidation of excimer laser surgery centers taking place in Europe and Canada will present further opportunities for its MobilExcimer.

                          The MobilExcimer system has not yet been approved for use in the United States by the FDA. In June 1996, the Company filed a PMA application with the FDA for the use of the excimer laser for treatment of low to moderate myopia, which will allow the Company to seek approval for the MobilExcimer. Pursuant to an agreement entered into in May 1996 with VISX, this PMA application incorporates the information contained in the PMA applications filed with and approved by the FDA for use of VISX excimer lasers for PRK and PTK. The Company will subsequently supplement this PMA application to request FDA approval for use of the excimer laser on the MobilExcimer.

                 - Other Laser Centers. The Company intends to establish additional fixed-site LaserVision Centers in areas not served by Columbia Healthcare. These centers may be Company owned and operated, such as the Company's center in St. Louis, or owned and operated by a joint venture or partnership with a health care facility provider, such as the Company's center at Phillips Eye Institute in Minneapolis.

         - Utilize Targeted Marketing. The Company intends to use the knowledge gained through operating LaserVision Centers in Canada and Europe and the marketing expertise of MarketVision and MedSource to identify and market to selected geographic areas. While the international division continues to offer considerable growth opportunities for the Company, management believes the greatest growth market for PRK lies in the United States. Utilizing its marketing expertise, the Company intends to identify demographic groups within selected geographic areas which represent the most likely candidates for excimer laser surgery. After identifying candidates for excimer laser surgery, the Company will continue to provide "value added" services to ophthalmologists and other health care providers by referring and helping to process prospective patients from the initial point of inquiry through surgery.

         - Promote Alliances With Physicians. A key element of the Company's shared-access model is the promotion of alliances with physicians within a community to maximize laser usage and resulting revenues. Through these alliances, the Company attracts ophthalmologists who are not able or willing to purchase, finance and maintain a laser. The Company continues to work with the physicians after a center is opened by providing technical support and training as well as sales and marketing expertise. By providing these services, the Company goes beyond providing laser access and actively works with the physicians to increase the number of consumer inquiries and to turn such inquiries into procedures performed.

         - Grow Through Acquisitions. The Company seeks to expand its presence worldwide through complementary acquisitions of other laser operators, including direct competitors, as well as acquisitions of businesses that provide related equipment or services. The Company expects to take advantage of ongoing market consolidation in Europe through strategic acquisitions of competitors. In addition, the Company believes that the emerging market for the Company's services in the United States will initially be fragmented, as it was in Europe, and may subsequently offer consolidation opportunities.





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


         - Expand Strategic Relationships. The Company intends to solidify and expand its existing strategic alliances with health care providers, equipment manufacturers, major employers, managed care providers and other third party payors in order to provide the Company access to a larger patient base.

OPERATION OF LASER CENTERS

         LaserVision Centers provides access to excimer lasers and related services for ophthalmological surgery, collecting a fee for each procedure performed by independent ophthalmologists. Currently, patients are charged approximately $1,500 to $2,200 per eye for the procedure. The Company's fee ranges from approximately $400 to $1,000 per procedure, depending on the services provided by the Company. The Company provides access to excimer lasers and related services through fixed-site laser centers and its MobilExcimer system. The Company currently provides excimer lasers and related services to fixed-site centers in the United States, Canada, the United Kingdom, Finland, Greece, Sweden and Ireland and operates the MobilExcimer in Canada and the United Kingdom. In the United States, fixed-site laser centers are operated in conjunction with Columbia Healthcare or by the Company independently or through joint ventures.

Columbia Healthcare

         The majority of the Company's currently operating or planned U.S. laser centers will operate in selected Columbia Healthcare ambulatory surgery centers. The Company's agreement with Columbia Healthcare provides the Company with the exclusive right to provide excimer laser equipment and related services (marketing, technical support and service) to Columbia Healthcare ambulatory surgery centers. The Company and Columbia Healthcare jointly determine which surgery centers and physician users will be served with excimer lasers (fixed-site or mobile) through a comprehensive business planning process. This process takes into account such factors as market demographics, the number of potential physician users, projected case volume and competition.

         Under the agreement with Columbia Healthcare, the Company provides either the VISX or Summit excimer laser, as specified by the physician users. In some cases, the Company may also provide other equipment such as a corneal topographer. In addition, the Company provides physician and staff training, technical support services and maintenance of the laser, as well as marketing support. Marketing support includes advertising and promotional materials for the center as well as for physician users who elect to participate in a center-level marketing plan. Columbia Healthcare provides space in its facility to accommodate the laser in an appropriate setting, staff to handle inquiries, surgical and support staff and surgical disposables. Typically, the facility and equipment portions of the surgical fee are collected by the Columbia Healthcare center on the date of treatment and the Company is paid monthly for treatments performed during the previous month. The Company and Columbia Healthcare each receive a fixed fee for the equipment and services provided, with the Company receiving a net fee of $450 to $850 per procedure depending on the services provided.

         Currently, the Company provides lasers and related services to 14 Columbia Healthcare facilities located in 10 states. By mid-1997, the Company plans to open approximately 10 additional LaserVision Centers at Columbia Healthcare facilities, although there can be no assurance that such number of centers will be opened. The Company will continue to evaluate the remaining Columbia Healthcare facilities to determine which would be appropriate for fixed-site lasers or the use of the MobilExcimer.

MobilExcimer

         The MobilExcimer is a self-contained mobile refractive laser surgery center, containing a laser and other equipment identical to that typically found in a fixed-site location. The mobile unit is designed to offer excimer laser access to ophthalmologists practicing in communities where the Company's potential patient base is insufficient to support a fixed-site laser surgery facility. Depending on such factors as case volume and distances between sites, a MobilExcimer unit can serve up to five sites per week. The Company intends to implement logistical and routing systems to coordinate use of the MobilExcimer units in a manner that will maximize utilization of capacity and service to patients. Because the Company will provide more services and convenient access and location, it is anticipated that procedures performed with the MobilExcimer will typically generate higher fees per procedure than those performed at fixed-site LaserVision Centers. Currently, these fees are expected to range from approximately $800 to $1,000 per procedure.

         The Company has entered into a mutually exclusive agreement with Calumet Coach Company, the world's leading manufacturer of mobile medical systems, which provides that Calumet will produce and the Company will purchase a minimum of four MobilExcimers units per year (up to an aggregate of 13) from the date of FDA approval of the MobilExcimer through mid-1999. So long as minimum orders are maintained, Calumet has agreed not to produce mobile laser surgery vehicles for entities other than the Company. This agreement provides the Company with a reliable source of supply from Calumet, which currently manufactures more than 60 percent of the mobile medical systems being used in the United States.

         The mobile units are larger than many fixed laser surgery sites, with a movable exterior wall allowing the MobilExcimer to expand in size upon reaching its destination. The unit has electrical systems that are adaptable for use in the U.S., Canada and Europe. The MobilExcimer can operate with port electrical hookups or an internal generator, either of which are supported by an uninterruptible power supply. The units utilize the Company's patented MobilExcimer mounting system which allows the delicate internal systems of the excimer laser to withstand the rigors associated with mobile operation.

         The first PRK procedure in a MobilExcimer was performed in September 1994 by a Canadian ophthalmologist under the supervision of Dr. Stephen Trokel, the developer of the excimer laser PRK procedure. The Company currently operates two mobile units, one serving more than ten sites in Europe and the other serving five sites in Canada. The MobilExcimer system has not yet been approved for use in the United States by the FDA. In June 1996, the Company filed a PMA application with the FDA for the use of the excimer laser for treatment of low to moderate myopia, which will allow the Company to seek approval for the MobilExcimer. Pursuant to an agreement entered into in May 1996 with VISX, this PMA application incorporates the information contained in the PMA applications filed with and approved by the FDA for use of VISX excimer lasers for PRK and PTK procedures. The Company will subsequently supplement this PMA application to obtain FDA approval for use of the excimer laser on the MobilExcimer.

         The Company believes that the MobilExcimer will provide logistical flexibility in the developing market for PRK. The MobilExcimer will allow the Company to service locations that will not currently support the installation of a fixed-site laser. Over time, the volumes at such locations may grow to be sufficient to support a fixed-site center. Conversely, the volumes at an existing fixed-site center may fall. Due to the flexibility of its MobilExcimer, the Company will be in a position to move a laser from a fixed-site center to a more attractive location while continuing service to the existing location with the MobilExcimer.

Other Laser Centers

         U.S. Centers. In addition to its affiliation with Columbia Healthcare, the Company intends to open additional fixed-site centers in areas which are not served by Columbia Healthcare's ambulatory surgery centers. The Company currently has two U.S. centers that are not associated with Columbia
Healthcare: the Company's LaserVision Center in St. Louis, which is wholly owned and operated by the Company, and the center at the Phillips Eye Institute in Minneapolis, which is owned and operated by a joint venture between the Company and the facility provider. The Company intends to open three additional independent fixed-site centers in the United States by the end of 1996. These additional centers will be owned and operated either by the Company or by a joint venture or partnership with other entities. The services the Company provides to these centers are virtually identical to those provided to centers located at Columbia Healthcare facilities. Sites are selected based on a number of criteria, such as the number of physicians who indicate a substantial interest in using the center, the historical surgical volumes of these physicians, demographic factors, the results of market research and local media costs. The Company receives $450 to $850 per PRK procedure performed at these centers, depending on the services provided by the Company.

         Canadian Centers. The Company currently owns and operates a LaserVision Center located in Montreal, Quebec. Another Canadian center is located in St. Catharines, Ontario and is owned and operated as a joint venture. The Company complements these fixed sites by employing its Canadian MobilExcimer unit to serve five additional locations which the Company believes are not suitable for the investment required for a fixed site. The Company receives a fee of $500 to $950 (U.S.) per procedure performed at Canadian centers, depending on the services provided by the Company.

         European Centers. The Company provides access to 12 fixed-site excimer lasers in Europe. The Company operates one center through a joint venture. The remaining lasers and related services are provided to other entities pursuant to leases and associated contracts. The Company has continued to consolidate operations in Europe and has redeployed the lasers from several fixed-site centers which were not cost effective to operate as fixed-site centers. The MobilExcimer system has enabled the Company to continue to serve the markets formerly served by the centers which were closed, while simultaneously reducing the fixed operating costs attributable to these markets. The Company has also recently acquired two fixed-site centers formerly operated by New Image Laser Centers, along with a database with the names of 17,000 potential patients for the two new centers. The Company receives $400 - $550 (U.S.) per European laser surgery procedure, depending on the services provided by the Company.

Suppliers

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         The current cost of an excimer laser ranges from $475,000 to $525,000, plus sales tax, as well as $250 per U.S. PRK procedure to be paid to a partnership between VISX and Summit which owns certain patent rights with respect to the excimer laser. In addition, the Company will be required to pay an annual royalty fee of approximately $44,000 to VISX with respect to any additional lasers operated in Canada. The purchase price includes a one or two year warranty on all parts except the optics (mirror and glass components) which carry a 30-day warranty. Annual maintenance and service fees are paid by the Company and are estimated at $40,000 to $60,000 per year, but will vary with usage.

         As of June 1, 1996, the Company has an available base of 34 excimer lasers worldwide, comprised of 29 VISX and 5 Summit lasers. The Company has the flexibility to utilize either manufacturer, depending on the preference of physician users at each center. The Company has ordered 10 additional excimer lasers from VISX and has an agreement to purchase up to 12 additional units from Summit. The Company also has an option to purchase 20 additional VISX lasers.

MARKETVISION AND MEDSOURCE

         MarketVision and MedSource comprise the Company's ophthalmic marketing divisions. Both MarketVision and MedSource, which the Company acquired effective February 1996, provide marketing services designed to increase ophthalmic surgical volume. MarketVision operates as an advertising and marketing agency, while MedSource provides services more directly related to planning, training and consulting.

         MarketVision and MedSource derive income from several sources.
Revenue is realized from commissions earned from placing print and broadcasting media, retainer fees for various services and mark-ups on direct mail and related collateral materials. While both entities enjoy their own clientele, both are involved in administering the marketing of the Company's LaserVision Centers.

MARKETING

         The degree to which PRK, PTK and the Company's LaserVision Centers can penetrate the potential market for vision correction will depend on a variety of factors including, but not limited to, medical and public acceptance of these procedures and alternative technologies. None of these factors is under the immediate control of the Company nor is any predictable at this time.

         The Company's regional managers identify potential physician users through professional meetings and direct marketing efforts, including printed materials and personal contact. The Company directs its patient marketing efforts at three potential patient sources: the ophthalmologist's patient base, other eyecare and medical professionals' patient base and consumers as a whole.

                 -Ophthalmologist's Patient Base. The Company works with ophthalmologists who have indicated an interest in using the center to communicate with existing patients. Strategies include direct mailings with information related to PRK, collateral and point of purchase materials to reach patients during office visits and video tape presentations which can be used to educate patients about PRK.

                 -Other Eyecare and Medical Professionals' Patient Base. The Company works to form alliances between its ophthalmic surgeons and optometrists. These referral networks are valuable in referring optometric patients to a LaserVision Center. The Company helps to form these referral networks by offering training for the optometrists, who are then able to provide pre-operative screenings as well as post-surgical co-management of their patients. The Company also provides its physician users with marketing materials designed to foster these referrals and help to generate patients.

                 -Consumers. The Company begins planning a center's marketing program before the laser is shipped. Available media are analyzed for the target demographic. The marketing program consists of advertising and public relations. Public relations efforts attempt to place news stories in various media which will highlight the opening of the center and the availability of PRK in the market. The Company utilizes radio, print, television and direct mail to disseminate its message to prospective patients. Prospective patients then respond to a toll free number (888-LaserVision) and the calls are answered by a Company telemarketing specialist who qualifies the patient and records the name into a computer system which can be used for subsequent mailing lists. The telemarketing specialist makes an appointment with a local center or surgeon to determine whether the patient is a candidate for the surgery. Based on its experience operating centers internationally and providing marketing services to refractive surgeons, the Company believes that the conversion level is higher when calls are received and processed by a central system. Patients are routed to exams and given educational materials about PRK. If the patient elects not to proceed to surgery following the exam process, the patient's name is placed on a follow-up list and additional materials are sent to the prospect over a defined period of time.

COMPETITION

LaserVision Centers

         The market for access to excimer lasers is highly competitive. The Company competes with several other companies, including at least one manufacturer of laser equipment, in providing access to excimer lasers in the United States and internationally. Summit, a major supplier of laser equipment to the Company, has indicated it will open approximately 20 laser centers in the United States during 1996. Other companies are currently in the process of gaining FDA approval for their lasers and these companies may elect to enter the laser center business. Other non-manufacturing companies which have indicated they intend to operate or already operate laser centers in the United States are: Beacon Laser Centers, Inc., Global Vision, Inc., LCA Vision, Inc., Sight Resources, Inc., Sterling Vision, Inc., The Laser Centre (TLC) and 20/20 Laser Centers, Inc. The Company also competes with laser centers operated by local operators in certain markets. There can be no assurance that any reduction in per procedure fees that may result from increased competition will be compensated for by an increase in procedure volume.

         The treatments offered by the Company's LaserVision Centers also compete with other present forms of treatment for refractive disorders, including eyeglasses, contact lenses, refractive surgery, corneal transplants, and other technologies currently under development. The Company expects that companies which have developed or are developing new

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technologies or products, as well as other companies (including established and newly formed companies) may attempt to develop new products directly competitive with the excimer lasers that are to be utilized by the Company or could introduce new or enhanced products with features which render the equipment to be used by the Company obsolete or less marketable. The ability of the Company to compete successfully will depend in large part on its ability to adapt to technological changes and advances in the treatment of refractive vision disorders. There can be no assurance that, as the market for excimer laser surgery and other treatments of eye disorders develops, the Company's equipment will not become obsolete, and if this occurs, that the Company will be able to secure new equipment to allow it to compete effectively.

MarketVision and MedSource

         The advertising and marketing businesses in which the Company's MarketVision and MedSource divisions are engaged are highly competitive. Clients have the freedom to move from one advertising agency to another with comparative ease since the relationships normally can be terminated on short
notice.   MarketVision and MedSource compete with several national and regional ophthalmic specialty marketing companies, as well as national and local advertising agencies which may handle diverse client activities. MarketVision and MedSource may be hampered by their affiliation with LaserVision Centers in that some customers may consider them competitors which could adversely affect the ability of these divisions to continue to attract outside business.

PATENTS AND TRADEMARKS

         The names LASERVISION(R), LASERVISION CENTERS AND DESIGN(R), LASERVISION CENTERS(R), LASERVISION CENTER(R) and MobilExcimer(R) are registered U.S. service marks of the Company. In addition, the Company owns service mark registrations in a number of foreign countries. The Company has also secured a patent for the MobilExcimer mounting system. The Company's service marks, MobilExcimer patent and other proprietary technology may offer the Company a competitive advantage in the marketplace and could be important to the success of the Company. There can be no assurance that one or all of these registrations will not be challenged, invalidated or circumvented in the future. The Company is currently involved in two legal proceedings which could result in an adverse impact on its rights to certain of such registrations. Litigation regarding intellectual property is common and there can be no assurance that the Company's service mark registrations and patent will significantly protect the Company's intellectual property. The defense and prosecution of intellectual property proceedings is costly and involves substantial commitments of management time. Failure to defend the Company's rights with respect to its intellectual property would have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION

         The manufacturing, labeling, distribution and marketing of medical devices such as the excimer lasers to which the Company provides access are subject to extensive and rigorous government regulation in the United States and in certain other countries. The U.S. Food, Drug, and Cosmetic Act requires that medical devices introduced to the U.S. market, unless exempted by regulation, secure either an approved PMA application or a premarket notification clearance (known as a 510(k)). Excimer lasers are required to be the subject of an approved PMA application.

        The manufacturers of the excimer lasers to which the Company provides access have received approval of their PMA applications for use of their lasers in PTK and PRK procedures for the treatment of low to moderate myopia.
However, certain FDA officials have advised the Company that they believe that these lasers are not approved for mobile use, and therefore FDA approval is required in order to operate the MobilExcimer in the United States. One way to obtain approval for the MobilExcimer is for the Company to submit its own PMA application for an FDA-approved laser, and, if such PMA application is approved, to then submit a supplement to the PMA application to cover use of the laser in the MobilExcimer. The Company plans to pursue this strategy. The Company has entered into an agreement with VISX which allows the Company to reference, in any FDA applications required for the MobilExcimer, information previously submitted to the FDA by VISX in support of VISX's PMA applications, and the Company expects to use this information in any application relating to the MobilExcimer. There can be no assurance that the FDA will approve the Company's PMA application for the VISX laser or its PMA supplement for the MobilExcimer on a timely basis, or at all. Also, restrictions and limitations imposed by the FDA could adversely effect the Company's ability to use or promote the MobilExcimer. If approval of the MobilExcimer is required, delays in receipt of or failure to receive such approval, or stringent restrictions on the MobilExcimer, could have a material adverse effect on the Company's business, financial condition and results of operations.


         PMA holders and manufacturers and certain users of medical devices are subject to continuing FDA obligations. Medical devices are required to be manufactured in accordance with regulations setting forth current Good Manufacturing Practices ("GMP"), which require that devices be manufactured and records be maintained in a prescribed manner with respect to manufacturing, testing and control activities. Manufacturers, and, in the FDA's view, with respect to excimer lasers, users, are also required to comply with FDA requirements for labeling and promotion of the MobilExcimer. The Medical Device Reporting regulation adopted by the FDA would require that the Company provide information to the FDA whenever there is evidence to reasonably suggest that one of its devices may have caused or contributed to a death or serious injury, or that there has occurred a malfunction that would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. PMA holders and manufacturers and certain users of medical devices are subject to periodic inspections by the FDA. Failure to comply with applicable FDA requirements could subject the Company to enforcement action, including product seizures, recalls, withdrawal of approvals, and civil and criminal penalties, any one or more of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, clearances or approvals could be withdrawn in appropriate circumstances. Failure of the Company or its principal suppliers to comply with regulatory requirements, or any adverse regulatory action, could have a material adverse effect on the Company's business, financial condition and results of operations.

         The FDA has promulgated performance standards for lasers. Unless the FDA approves a variance from such standards, manufacturers of excimer lasers must comply with such standards as well as with special certification, labeling, reporting and record keeping requirements. The failure of the Company or its principal suppliers to comply with these standards could have a material adverse effect on the Company's business, financial condition and results of operations.

         Medical device laws and regulations are also in effect in many of the countries in which the Company currently conducts or may in the future conduct business outside the

U.S. These range from comprehensive device approval requirements to requests for product data or certifications. The number and scope of these requirements are increasing. Medical device laws and regulations are also in effect in some states in which the Company currently conducts or may in the future conduct business. The failure of the Company to obtain necessary product approvals in a timely fashion or to comply with state or foreign medical device laws and regulations may have a material adverse effect on the Company's business, financial condition and results of operations.

         In addition, federal, state and foreign laws and regulations regarding the manufacture and marketing of medical devices are subject to change. For example, the FDA is currently considering significant changes to its GMP and to other regulations. The Company cannot predict what impact, if any, such changes might have on its business; however, such changes could have a material adverse impact on the Company's business, financial condition and results of operations.

         There are currently two manufacturers, VISX and Summit, that have received FDA approval to market excimer lasers for PTK and PRK for low to moderate myopia. Lack of timely FDA approval for use of PRK for other indications, such as astigmatism and hyperopia (farsightedness) could have a material adverse effect on the Company's planned expansion in the United States market. Furthermore, the failure of these and any other manufacturers that supply excimer lasers to the Company to comply with applicable federal, state, or foreign regulatory requirements, or any adverse regulatory action against such manufacturers, could restrict the supply of lasers or restrict the ability of the Company to provide access to the lasers. The inability of the Company to obtain lasers for sale or use in the United States or elsewhere due to lack of regulatory approval, or otherwise, could prevent the Company from establishing or maintaining LaserVision Centers and MobilExcimers, which would have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

         As of April 30, 1996, the Company had 27 employees. Management believes that the Company's relationship with its employees is satisfactory. As the Company expands, it expects to add additional employees in technical, marketing and management positions. The Company does not anticipate any difficulty in hiring such personnel when needed.

DESCRIPTION OF PROPERTY

         The Company currently occupies 9,970 square feet of space in St. Louis County, Missouri for its corporate headquarters, under a five- year lease. The Company also leases 2,700 square feet of space in St. Louis County, Missouri for its St. Louis LaserVision Center, under a five-year lease.

         LVCI Management (Quebec), Inc., a wholly-owned subsidiary of the Company, leases approximately 2,200 square feet of space in Montreal, Quebec, Canada, which houses the Montreal LaserVision Centre. Arnott Laser Vision Centre Limited, a 50.002% owned subsidiary of the Company's wholly-owned European subsidiary, leases approximately 3,000 square feet of space on Harley Street in London, England, which houses the Harley Street Laser Vision Centre.

         All other lasers operated by the Company are located in centers owned or leased by other parties. The Company does not have any material lease obligations associated with such centers.

LEGAL PROCEEDINGS

         The Company is a party to the following material legal proceedings:

         On October 8, 1993, the Company filed suit in the Circuit Court of St. Louis County, Missouri, against Laser Vision Centers International SpA ("SpA") in connection with disputes between the Company and SpA arising out of a proposed agreement between the parties. On December 17, 1993, the court entered judgment by default in the Company's favor: (i) terminating and rescinding any and all agreements and proposed agreements between the parties;
(ii) for money damages in the amount of $175,000 and (iii) ordering the return of 275,000 shares of Common Stock which was issued to SpA. In June 1994, SpA filed a Motion to Vacate the Judgment in the lawsuit. SpA's motion was denied in April 1995, but SpA has filed an appeal which is pending.

         On November 17, 1994, the Company brought suit against LaserVision Centers West, Inc. ("LVCWI") in the United States District Court for the Eastern District of Missouri alleging trade mark, service mark and trade name infringements and other related violations of law. The Company seeks to have LVCWI enjoined from any further use of these marks or names or any others which are confusingly similar to those registered to and used by the Company. In addition, the Company seeks damages, attorney fees and a declaratory judgment that no agreement exists between the parties. On July 7, 1995, this action was transferred to the United States District Court for the Central District of California. The Company intends to vigorously pursue the prosecution of this suit.

         On March 24, 1995, the Company filed suit against 20/20 Laser Centers, Inc. ("20/20") in the United States District Court for the Southern District of California alleging trade mark, service mark and trade name infringements and other related violations of law. The various counts in this suit arose from 20/20's use of the marks or names "Laser Vision" and "Laser Vision Correction." The Company seeks to have 20/20 enjoined from any further use of these marks or names or any others which are confusingly similar to those registered and used by the Company. The Company also seeks damages and attorney fees in conjunction with this action. On June 23, 1995, by stipulated agreement of the parties, this action was transferred to the United States District Court for the District of Maryland, Southern Division. 20/20 has counterclaimed for cancellation of the Company's registered marks LASERVISION, LASERVISION CENTERS AND DESIGN, LASERVISION CENTER and LASERVISION CENTERS.

                                   MANAGEMENT

         The directors, executive officers and key personnel of the Company, their positions with the Company, and their ages are as follows:

         Name                    Age              Position
         ----                    ---              --------
John J. Klobnak                   45               Chairman of the Board and Chief Executive Officer

Alan F. Gillam                    52               President, Director

Robert W. May                     48               Vice-Chairman of the Board, General Counsel and Secretary

B. Charles Bono III               48               Executive Vice President, Chief Financial Officer and Treasurer

James C. Wachtman                 35               Executive Vice President and Chief Operating Officer-North America

Frank Bono III                    45               Vice President of Sales

Dr. Henry Simon                   65               Director

James M. Garvey                   48               Director

Richard Lindstrom, M.D.           49               Director

Steven C. Straus                  39               Director


         John J. Klobnak. Mr. Klobnak has served as Chairman of the Board and Chief Executive Officer of the Company since 1993. From 1990 to 1993, Mr. Klobnak served as the Company's President and Chief Executive Officer. From 1986 to 1990, he served as Chief Operating Officer and subsequently President of MarketVision, a partnership acquired by the Company upon its inception in 1990. Prior to 1986, Mr. Klobnak was a self-employed advertising and marketing consultant.

         Alan F. Gillam. Since 1993, Mr. Gillam has served as President and, until June 1, 1996, as Chief Operating Officer of the Company. From 1991 to 1993, Mr. Gillam was the International Director of a excimer laser project for Alcon Surgical, Inc. a division of one of the world's largest eyecare specialty companies. Prior to 1991, Mr. Gillam was area director for Alcon in Northern Europe and Africa.

         Robert W. May, Esq. Mr. May joined the Company as its Vice-Chairman and General Counsel in September, 1993. Prior to joining the Company as a full-time employee, Mr. May served as Corporate Secretary and a director of the Company and was a partner in the St. Louis, Missouri, law firm of May and Berne, the former general corporate counsel for the Company, from 1985 until 1993.

         B. Charles Bono III. Mr. Bono joined the Company as Executive Vice President, Chief Financial Officer and Treasurer in 1992. From 1980 to 1992, Mr. Bono was employed by Storz Instrument Company, a global marketer of ophthalmic devices and pharmaceutical products, serving as Vice President of Finance from 1987 to 1992. He is not related to Frank J. Bono III, Vice President of Sales for the Company.

         James C. Wachtman. Mr. Wachtman joined the Company as Chief Operating Officer-North American operations effective May 30, 1996. From 1983 until he joined the Company, Mr. Wachtman was employed by McGaw, Inc., a manufacturer of disposables for home infusion, in various positions. Most recently, he served as Vice President/Operations of CAPS, a hospital pharmacy division of McGaw.

         Frank J. Bono III. Mr. Bono joined LVC in 1990 as Vice President of Operations. In 1992 he became Vice President of Sales. From 1988 to 1990, Mr. Bono was a self-employed surgical consultant and manufacturers' representative for surgical sales and marketing services. He is not related to B. Charles Bono III, Executive Vice President, Chief Financial Officer and Treasurer of the Company.

         Dr. Henry Simon. Dr. Simon has served as a director of the Company since November, 1995. Since 1996, he has served as Chairman and from 1993 to 1996 as CEO and Managing Partner of Schroder Venture International Life Sciences Advisers, a venture capital firm. Dr. Simon has served as Chairman of Mitel, Inc., a manufacturer of telecommunications equipment and Shire Pharmaceutical Group plc, a British company. Dr. Simon is currently a director of Chiroscience plc and Micromass in the U.K.

         James M. Garvey. Mr. Garvey has served as director of the Company since November, 1995. Since May, 1995, Mr. Garvey has served as Chief Executive Officer and Managing Partner of Schroder Ventures Life Sciences
Advisors, a venture capital investment fund.   From 1989 to 1995, Mr. Garvey
was Director of Allstate Venture Capital, the $600 million venture capital division of Allstate Corp. after initially directing Allstate Venture Capital's health care investment activity. Mr. Garvey is currently a director of Allscrips Pharmaceutical and J&C Healthcare and has served as director and Chairman of several public and private healthcare companies.

         Richard L. Lindstrom, M.D. Dr. Lindstrom has served as a director of the Company since November, 1995. Since 1979, Dr. Lindstrom has been engaged in the private practice of ophthalmology and has been the President of Lindstrom, Samuelson & Hardten Ophthalmology Associates, P.A. since 1989. In 1989, Dr. Lindstrom founded the Phillips Eye Institute Center for Teaching & Research, a ophthalmic research and surgical skill education facility, and he currently serves as the Center's Medical Director. Dr. Lindstrom has served as an Associate Director of the Minnesota Lions Eye Bank since 1987. From 1980 to 1989, he served as a Professor of Ophthalmology at the University of Minnesota. Dr. Lindstrom received his M.D. and his B.A. and B.S. degrees from the University of Minnesota.

         Steven C. Straus. Mr. Straus has served as director of the Company since January of 1996. He currently serves as Senior Vice President of the Ambulatory Surgery Division of Columbia Healthcare, the world's largest for-profit health care provider. Mr. Straus was employed in a similar capacity with Medical Care America, Inc. from 1993 until Medical Care America was merged into Columbia Healthcare Corporation in 1994. From 1986 to 1993, Mr. Straus held various positions with Baxter Healthcare Corporation and from 1978 to 1985 was employed by American Hospital Supply Corporation.

                                  UNDERWRITING

         The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares which each has severally agreed to purchase from the Company (subject to the terms and conditions specified in the Underwriting Agreement) are as follows:

                 Underwriters                                           Number of Shares
                 ------------                                           ----------------
         Dillon, Read & Co. Inc. . . . . . . . . . . . . . . . . . . .
         A.G. Edwards & Sons, Inc. . . . . . . . . . . . . . . . . . .
                                                                         --------------


                Total. . . . . . . . . . . . . . . . . . . . . . . . .
                                                                        ===============

         The Managing Underwriters are Dillon, Read & Co. Inc. and A.G. Edwards & Sons, Inc.

         If any shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase such shares and if the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares hereby, the remaining Underwriters, or some of them, must assume such obligations.

         The shares of Common Stock offered hereby are being offered severally by the Underwriters for sale at the price set forth on the cover page hereof, or at such price less a concession not to exceed $__________ per share on sales to certain dealers. The Underwriters may allow, and such dealers may reallow, a concession not to exceed $______ per share on sales to certain dealers. The offering of the shares of Common Stock is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the public offering price, the concession and the reallowance may be changed by the Managing Underwriters.

         The Company has granted to the Underwriters an option to purchase up to an additional 375,000 shares of Common Stock on the same terms per share.
If the Underwriters exercise this option, each of the Underwriters will have the firm commitment, subject to certain conditions, to purchase approximately the same proportion of the aggregate shares so purchased as the number of shares to be purchased by it shown in the above table bears to the total number of shares in such table. The Underwriters may exercise such option on or before the thirtieth day from the date of the public offering of the shares offered hereby and only to cover over-allotments made of the shares in connection with this Offering.

        The Company has agreed that it will not, without the prior written consent of Dillon, Read & Co. Inc., sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable for Common Stock or warrants or other rights to purchase Common Stock or permit the registration under the Act of any shares of Common Stock, prior to the expiration of 90 days from the date of the consummation of this Offering, except for (i) issuances of Common Stock upon the exercise of outstanding options or warrants issued under the Company's existing incentive stock option plan, non-qualified stock option plan or non-qualified warrant plan and (ii) options or warrants granted to employees, officers and directors of the Company under the Company's existing incentive stock option plan, non-qualified stock option plan or non-qualified warrant plan. Each officer and director of the Company and certain stock holders holding, or having the right to acquire, as of April 30, 1996 an aggregate of 3,910,000 shares of Common Stock have agreed that they will not, without the prior written consent of Dillon, Read & Co. Inc., sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable for Common Stock or warrants or other rights to purchase Common Stock prior to the expiration of 90 days from the date of the consummation of this Offering.

         The Company has agreed in the Underwriting Agreement to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

         The validity of the Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Dankenbring, Greiman, Osterholt & Hoffmann, P.C., St. Louis, MO. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Cooley Godward Castro Huddleson & Tatum, Menlo Park, CA.

                                    EXPERTS

         The consolidated balance sheets as of April 30, 1995 and 1994 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended April 30, 1995 and 1994 included in this Prospectus and Registration Statement have been audited by Price Waterhouse LLP, independent accountants, as indicated in their report with respect thereto, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting. The consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended April 30, 1993 included in this Prospectus and Registration Statement have been audited by Lovelace Roby & Company, P.A., independent certified public accountants, as indicated in their report with respect thereto and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549 and at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 75 Park Place, Room 1228, New York, New York 10007. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, with respect to the securities offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits. Statements contained in this Prospectus as to the contents of any contract or other documents referred to in this Prospectus are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement may be inspected without charge at the Commission's principal office and copies may be obtained upon payment of the prescribed fee at the Public Reference Room of the Commission at 450 Fifth Street, NW, Washington, DC 20549.

                     INFORMATION INCORPORATED BY REFERENCE

         The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference:

         (1) The Company's Annual Report on Form 10-KSB for the year ended April 30, 1995.

         (2) The Company's Quarterly Reports on Form 10-QSB for the quarters ended January 31, 1996, October 31, 1995 and July 31, 1995.

         (3) The Company's Current Report on Form 8-K filed with the Commission on May 2, 1996.

         (4) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed with the Commission on November 5, 1993.

         All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference into this Prospectus and shall be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any report or document described above (other than exhibits, unless such exhibits are specifically incorporated by reference herein). Requests for such copies should be directed to the Company at its principal executive offices located at 540 Maryville Centre Drive, Suite 200, St. Louis, Missouri 63141, telephone (314) 434-6900, attention, Robert W. May.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                             PAGE
REPORT OF PRICE WATERHOUSE LLP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-1

REPORT OF LOVELACE ROBY & COMPANY, P.A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-2

FINANCIAL STATEMENTS

         Consolidated Balance Sheet . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .  F-3

         Consolidated Statements of Operations  . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .  F-5

         Consolidated Statements of Changes in Stockholders' Equity . . . . . . . . . . . . . . . .  . . . .  F-6

         Consolidated Statements of Cash Flows  . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . .  F-8

         Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . . .  . . . .  F-9

                       REPORT OF INDEPENDENT ACCOUNTANTS





To the Board of Directors and Stockholders of Laser Vision Centers, Inc. and Subsidiaries


In our opinion, the accompanying consolidated balance sheet and related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Laser Vision Centers, Inc. and its subsidiaries as of April 30, 1995 and April 30, 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The consolidated financial statements of Laser Vision Centers, Inc. and its subsidiaries for the year ended April 30, 1993 were audited by other independent accountants whose report dated June 23, 1993, expressed an unqualified opinion on those statements.

/s/ Price Waterhouse LLP
Price Waterhouse LLP
St. Louis, Missouri

June 16, 1995

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors
Laser Vision Centers, Inc. and Subsidiaries
St. Louis, Missouri


We have audited the consolidated statements of operations, changes in stockholders' equity, and cash flows of Laser Vision Centers, Inc. and subsidiaries for the year ended April 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Laser Vision Centers, Inc. and subsidiaries for the year ended April 30, 1993 in conformity with generally accepted accounting principles.


                                        /s/ Lovelace, Roby & Company, P.A.
                                        Lovelace, Roby & Company, P.A.
                                        Certified Public Accountants


Orlando, Florida
June 22, 1993

LASER VISION CENTERS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET


                                                          April 30,           April, 30           January 31,
                                                            1994                1995                 1996
                                                                                                  (Unaudited)

ASSETS
Current assets:
  Cash and cash equivalents                            $   706,000         $ 2,126,000           $14,474,000
  Accounts receivable, net of allowance
   of $125,000, $157,000 and $203,000,
   respectively                                            619,000             587,000               500,000
  Prepaid expenses and other current
   assets                                                   72,000             164,000               470,000
                                                       -----------         -----------           -----------
      Total current assets                               1,397,000           2,877,000            15,444,000


Property and equipment:
  Laser equipment                                        8,261,000           9,941,000            12,724,000
  Medical equipment                                        270,000             386,000               514,000
  Mobile equipment                                         106,000             508,000               873,000
  Furniture and fixtures                                   104,000             396,000               600,000
                                                       -----------         -----------           -----------


                                                         8,741,000          11,231,000            14,711,000

Less-accumulated depreciation                           (1,623,000)         (3,288,000)           (4,803,000)
                                                       -----------         -----------           -----------

                                                         7,118,000           7,943,000             9,908,000

Equipment deposits                                          50,000              80,000             2,720,000
                                                       -----------         -----------           -----------

      Net property and equipment                         7,168,000           8,023,000            12,628,000

Other assets (Note 2)                                      570,000             418,000             1,285,000
                                                       -----------         -----------           -----------

      Total assets                                     $ 9,135,000         $11,318,000           $29,357,000
                                                       ===========         ===========           ===========




                See Notes to Consolidated Financial Statements.

LASER VISION CENTERS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET (CONTINUED)

                                                          APRIL 30,           APRIL, 30           JANUARY 31,
                                                            1994                1995                 1996
                                                                                                  (UNAUDITED)
LIABILITIES, PREFERRED STOCK AND
 STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of notes payable
   (Note 4)                                           $    976,000         $ 3,013,000           $ 2,002,000
  Current portion of obligations under
   capital leases (Note 5)                                  83,000              94,000               255,000
  Accounts payable                                         352,000             490,000             1,693,000
  Accrued liabilities                                      230,000             581,000               920,000
                                                      ------------         -----------           -----------
      Total current liabilities                          1,641,000           4,178,000             4,870,000

  Non-current liabilities:
    Notes payable (Note 4)                               2,306,000             342,000
    Capital lease obligations (Note 5)                     158,000              64,000               783,000
    Deferred revenue                                       427,000              80,000               330,000
    Minority interests (Notes 2 and 3)                       9,000             305,000               164,000
    Other accrued liabilities                                   -                   -                 50,000

                                                      ------------         -----------           -----------
                                                         2,900,000             791,000             1,327,000
Convertible preferred stock with mandatory
 redemption provision in 2005                                                                     14,100,000

Commitments and contingencies
 (Notes 7 and 8)

  Stockholders' equity (Notes 9 and 10):
    Common stock, par value $.01 per
     share, 10,000,000, 10,000,000 and 50,000,000
     shares authorized, respectively;
     3,589,000, 4,452,555 and 5,863,835
     shares issued and outstanding,
     respectively                                           36,000              45,000                59,000
    Paid-in-capital                                      8,900,000          13,943,000            20,764,000
   Accumulated deficit                                  (4,342,000)         (7,639,000)          (11,763,000)
                                                      ------------         -----------           -----------
                                                         4,594,000           6,349,000             9,060,000
                                                      ------------         -----------           -----------
Total liabilities, preferred stock and
       stockholders' equity                           $  9,135,000         $11,318,000           $29,357,000
                                                      ============         ===========           ===========





                See Notes to Consolidated Financial Statements.

LASER VISION CENTERS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
                                                                                                           NINE MONTHS ENDED
                                                                     YEARS ENDED APRIL 30,                    JANUARY 31,
                                                           1993           1994         1995             1995             1996
                                                                                                             (UNAUDITED)

Revenues                                            $ 1,180,000     $ 2,106,000    $ 3,311,000       $ 2,492,000    $ 2,584,000
Cost of revenues (includes $237,000, $969,000,
 $1,589,000, $1,169,000 and $1,400,000 of
 depreciation, respectively)                            868,000       1,768,000      3,375,000         2,274,000      3,021,000
                                                    -----------     -----------    -----------       -----------    -----------
    Gross profit (loss)                                 312,000         338,000        (64,000)          218,000       (437,000)

Operating expense:
  General and administrative                            605,000         695,000      1,002,000           726,000      1,420,000
  Salaries and related expenses                         514,000         902,000      1,285,000           992,000      1,588,000
  Depreciation and amortization                         122,000         250,000        283,000           161,000        165,000
  Selling and marketing expenses                        254,000         391,000        574,000           367,000        751,000
                                                    -----------     -----------    -----------       -----------    -----------

                                                      1,495,000       2,238,000      3,144,000         2,246,000      3,924,000
                                                    -----------     -----------    -----------       -----------    -----------


    Loss from operations                             (1,183,000)     (1,900,000)    (3,208,000)       (2,028,000)    (4,361,000)

Other income (expenses):
  Interest and other income                              35,000          21,000         37,000            40,000        255,000
  Interest expense                                      (87,000)       (156,000)      (242,000)         (189,000)      (150,000)
  Minority interest in net loss of subsidiary
   (Notes 2 and 3)                                                                     116,000            67,000        132,000
  Provision for loss on advance (Note 8)                      -        (175,000)             -                 -              -

                                                    -----------     -----------    -----------       -----------    -----------
    Net loss                                        $(1,235,000)    $(2,210,000)   $(3,297,000)      $(2,110,000)   $(4,124,000)
                                                    ===========     ===========    ===========       ===========    ===========


    Net loss per share                              $      (.48)    $      (.66)   $      (.82)      $      (.54)   $      (.84)
                                                     ==========     ===========    ===========       ===========    ===========

Weighted average number of common shares
 outstanding (Note 2)                                 2,567,000       3,356,000      4,001,000         3,907,000      4,935,000
                                                     ==========     ===========    ===========       ===========    ===========



                See Notes to Consolidated Financial Statements.

LASER VISION CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE THREE YEARS ENDED APRIL 30, 1995 AND THE NINE MONTHS ENDED JANUARY 31, 1996

                                                                                                            Note         Total
                                                  Common Stock             Paid-in       Accumulated     Receivable,  Stockholders'
                                              Shares         Amount        Capital         Deficit      Common Stock    Equity

Balance at April 30, 1992                    2,290,000   $   23,000    $  3,771,000    $  (897,000)    $        -     $ 2,897,000

Issuance of 548,000 shares of common
 stock in private offerings (Note 9)           548,000        5,000       2,245,000                                     2,250,000

Issuance of 75,000 shares of common
 stock (Note 8)                                 75,000        1,000          16,000                      (1,100,000)   (1,083,000)

Net loss for year ended April 30, 1993             -            -               -       (1,235,000)             -      (1,235,000)
                                            ----------   ----------    ------------    -----------     ------------   ------------

Balance at April 30, 1993                    2,913,000       29,000       6,032,000     (2,132,000)      (1,100,000)    2,829,000

Issuance of 950,000 units of common
 stock and  Class F warrants in public
 offering (Note 9), including over
 allotment of F warrants to
 underwriters                                  950,000       10,000       3,784,000                                     3,794,000

Cancellation of 275,000 shares of common
 stock (Note 8)                               (275,000)      (3,000)       (922,000)                    1,100,000         175,000

Exercise of Class A warrants                     1,000                        6,000                                         6,000

Net loss for year ended April 30, 1994             -            -               -       (2,210,000)             -      (2,210,000)
                                            ----------   ----------    ------------    -----------     ------------   ------------

Balance at April 30, 1994                    3,589,000       36,000       8,900,000     (4,342,000)                     4,594,000


                See Notes to Consolidated Financial Statements.

LASER VISION CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE THREE YEARS ENDED APRIL 30, 1995 AND THE NINE MONTHS ENDED JANUARY 31, 1996
(CONTINUED)
- --------------------------------------------------------------------------------------------------------------------

                                                                        COMMON STOCK                   PAID-IN
                                                                  SHARES            AMOUNT             CAPITAL

Exercise of Class A, B and F warrants                                726,955           8,000           4,142,000

Issuance of common stock in private offering (Note 9)                125,000           1,000             835,000

Exercise of incentive and non-qualified stock options                 11,600                              66,000

Net loss for year ended April 30, 1995                                     -               -                  -
                                                                ------------        --------        ------------

Balance at April 30, 1995                                          4,452,555          45,000          13,943,000
                                                                ------------        --------        -----------

Exercise of Class B and F warrants (unaudited)                       755,501           8,000           4,514,000

Exercise of Class C and D warrants - cashless
 (unaudited)                                                          26,932

Issuance of restricted shares of common stock (unaudited)            242,218           2,000           1,153,000

Issuance of restricted shares of common stock for VCI
 stock (unaudited)                                                    76,181           1,000             646,000

Exercise of incentive stock options and non-qualified
 options (unaudited)                                                  64,210           1,000             250,000

Exercise of non-qualified warrants and underwriter
 warrants (unaudited)                                                246,238           2,000           1,500,000

Costs associated with issuance of convertible preferred
 stock with mandatory redemption provision (unaudited)                     -               -          (1,242,000)

Net loss for the nine month period ended
January 31, 1996 (unaudited)                                               -               -                   -
                                                                ------------        --------        -----------

Balance at January 31, 1996 (unaudited)                            5,863,835        $ 59,000        $ 20,764,000
                                                                ============        ========        ============





                                                                                   TOTAL
                                                                ACCUMULATED     STOCKHOLDERS'
                                                                 DEFICIT          EQUITY


Exercise of Class A, B and F warrants                                     -           4,150,000

Issuance of common stock in private offering (Note 9)                                   836,000

Exercise of incentive and non-qualified stock options                                    66,000

Net loss for year ended April 30, 1995                           (3,297,000)         (3,297,000)
                                                                ------------        -----------

Balance at April 30, 1995                                        (7,639,000)          6,349,000
                                                                ------------        -----------

Exercise of Class B and F warrants (unaudited)                                        4,522,000

Exercise of Class C and D warrants - cashless
 (unaudited)

Issuance of restricted shares of common stock (unaudited)                             1,155,000

Issuance of restricted shares of common stock for VCI
 stock (unaudited)                                                                      647,000

Exercise of incentive stock options and non-qualified
 options (unaudited)                                                                    251,000

Exercise of non-qualified warrants and underwriter
 warrants (unaudited)                                                                 1,502,000

Costs associated with issuance of convertible preferred
 stock with mandatory redemption provision (unaudited)                               (1,242,000)

Net loss for the nine month period ended
January 31, 1996 (unaudited)                                      (4,124,000)        (4,124,000)
                                                                ============         ===========

Balance at January 31, 1996 (unaudited)                         $(11,763,000)       $ 9,060,000
                                                                ============        ===========







                See Notes to Consolidated Financial Statements.

LASER VISION CENTERS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
- --------------------------------------------------------------------------------

                                                                                                           NINE MONTHS ENDED
                                                                   YEARS ENDED APRIL 30,                       JANUARY 31,
                                                              1993          1994         1995              1995           1996
                                                                                                               (UNAUDITED)
Cash flows from operating expenses:
  Net loss                                                  $(1,235,000)  $(2,210,000)  $(3,297,000)   $(2,110,000)   $ (4,124,000)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation and amortization                             359,000     1,219,000     1,872,000      1,330,000       1,564,000
      Imputed interest                                                         16,000       212,000        166,000          74,000
      Provision for loss on advance                                           175,000
      Provision for uncollectible accounts receivable            43,000        66,000        32,000          3,000          78,000
      Changes in operating assets and liabilities:
        (Increase) decrease in accounts receivable             (106,000)     (386,000)                     (87,000)          9,000
        (Increase) decrease in prepaid expenses
          and other current assets                               35,000       (69,000)      (92,000)      (109,000)       (306,000)
        Increase in other assets                                (76,000)                    (94,000)      (100,000)         (2,000)
        Increase in accounts payable                             74,000       124,000       138,000         61,000       1,203,000
        Increase in accrued liabilities                          26,000       166,000       328,000                        239,000
        Decrease in minority interest                               -             -        (116,000)       (66,000)       (141,000)
                                                            -----------   -----------   -----------    -----------    ------------

  Net cash used by operating activities                        (880,000)     (899,000)   (1,017,000)      (912,000)     (1,406,000)
                                                            -----------   -----------   -----------    -----------    ------------
Cash flows from investing activities:
  Acquisition of equipment                                     (554,000)   (2,818,000)   (1,147,000)      (748,000)     (1,728,000)
  Equipment deposits                                           (520,000)      (25,000)      (80,000)                    (2,693,000)
  Decrease in restricted cash                                   125,000       375,000
  Proceeds from (purchase of) of short-term
    investments, net                                            100,000                                   (751,000)
  Other                                                          (3,000)          -             -              -           (17,000)
                                                            -----------   -----------   -----------    -----------    ------------
    Net cash used by investing activities                      (852,000)   (2,468,000)   (1,227,000)    (1,499,000)     (4,438,000)
                                                            -----------   -----------   -----------    -----------    ------------

Cash flows from financing activites:
  Proceeds from private preferred stock offering            $      -      $      -      $      -       $      -       $ 14,100,000
  Private preferred stock offering costs                                                                                (1,092,000)
  Proceeds from private/public stock offerings                2,740,000     4,750,000       903,000                      1,219,000
  Private/public placement offering costs                      (463,000)     (956,000)      (67,000)                       (64,000)
  Proceeds from exercise of Class A, B and F Warrants                           6,000     4,362,000      3,470,000       4,534,000
  Proceeds from exercise of other warrants                                                                               1,502,000
  Warrant solicitation costs                                                               (212,000)      (166,000)        (12,000)
  Proceeds from exercise of incentive and
    nonqualified stock options                                                               66,000         62,000         251,000
  Payment on notes payable                                     (625,000)     (375,000)   (1,305,000)    (1,138,000)     (2,176,000)
  Proceeds from issuance of notes payable                       500,000
  Principal payments under capital lease
    obligations                                                (252,000)     (139,000)      (83,000)       (75,000)        (70,000)
  Deferred offering costs                                          -             -             -           (27,000)           -
                                                            -----------   -----------   -----------    -----------    ------------
Net cash provided by financing activities                     1,900,000     3,286,000     3,664,000      2,126,000      18,192,000
                                                            -----------   -----------   -----------    -----------    ------------
      Net increase (decrease) in cash and cash equivalents      168,000       (81,000)    1,420,000       (285,000)     12,348,000
      Cash and cash equivalents at beginning of period          619,000       787,000       706,000        706,000       2,126,000
                                                            -----------   -----------   -----------    -----------    ------------
      Cash and cash equivalents at end of period            $   787,000   $   706,000   $ 2,126,000    $   421,000    $ 14,474,000
                                                            ===========   ===========   ===========    ===========    ============

                See Notes to Consolidated Financial Statements.

LASER VISION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
JANUARY 31, 1996 IS UNAUDITED)
- --------------------------------------------------------------------------------

1.   NATURE OF ORGANIZATION

     Laser Vision Centers, Inc. (the Company), a Delaware corporation, has two operating divisions; the LaserVision Centers division and the MarketVision division.

     The LaserVision Centers division arranges with ophthalmologists and medical institutions for the use of refractive laser equipment to surgically correct refractive vision disorders through several types of business arrangements. The LaserVision Centers division currently has excimer laser centers in Canada and Europe and a clinical excimer laser center in St. Louis, Missouri. The LaserVision Centers division is "technology neutral" and willing to provide access to any approved refractive equipment requested by an ophthalmic surgeon or other business partner. When the photorefractive keratectomy (PRK) procedure is approved for use in the United States (see Note 14), the domestic ophthalmologists and medical institutions will pay the Company a standard amount per procedure performed with the laser system. The Company will provide some combination of geographic territory, technical assistance in the installation and maintenance of the laser system, marketing assistance and training in the use of the laser system and related matters. The plan of establishing these centers in the United States is subject to all of the risks and uncertainties of any new business venture, including but not limited to, obtaining the approval from the United States Food and Drug Administration (FDA) for use of certain laser equipment for fixed state and/or transportable modalities; obtaining additional financing for start-up costs and to purchase refractive laser and mobile equipment; obtaining adequate products and professional liability insurance at reasonable rates; the availability of refractive laser equipment from third party manufacturers in adequate quantities and at reasonable prices; and competition from other national, regional or local organizations or alternative forms of treatment for refractive disorders. The recent approval by the FDA of one manufacturer's excimer laser to perform the phototherapeutic keratectomy (PTK) procedure will allow the Company to begin providing access to excimer lasers in the United States on a fee per procedure basis. Many of these PTK centers will be in facilities owned by Medical Care America, Inc., a subsidiary of Columbia/HCA Healthcare Corporation. Since the majority of the Company's revenues originate outside the United States and the Company also has net operating assets outside the United States, the Company is subject to normal foreign exchange risk.

     The MarketVision division is a marketing/advertising operation which provides marketing programs and services to the medical services industry, including doctors, hospitals, clinics, and outpatient surgi-centers. The MarketVision division also provides marketing programs for some of the Company's Canadian and European LaserVision Centers.

     The Company currently operates its international centers through certain wholly or majority owned Canadian and European subsidiaries. The consolidated financial statements include the accounts of all the Company's subsidiaries. All material intercompany transactions and balances have been eliminated.

LASER VISION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
JANUARY 31, 1996 IS UNAUDITED)
PAGE 2
- --------------------------------------------------------------------------------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    CASH EQUIVALENTS
    The Company considers unrestricted cash, as well as unrestricted securities purchased with an original maturity of three months or less, to be cash equivalents.

    CREDIT RISK
    Financial instruments which potentially subject the Company to concentrations of credit risks consist principally of funds held in money market accounts and trade receivables.

    As of April 30, 1994 and 1995, the Company has deposited $350,000 and $1,747,000, respectively, in money market accounts at financial institutions. Management believes the credit risk related to these funds is limited due to the short-term nature of the accounts.

    Management believes the credit risk related to its trade receivables is limited due to the Company's large number of customers and that its allowance for doubtful accounts is adequate.

    PROPERTY AND EQUIPMENT
    Property and equipment is stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation and amortization are computed utilizing the straight-line method. In the opinion of management, this method is adequate to allocate the cost of equipment over their estimated useful lives (five years). Depreciation for commercial lasers and medical equipment is included in cost of revenues. Depreciation for the clinical laser, mobile equipment and furniture and fixtures is classified as an operating expense.

    OTHER ASSETS
    Other assets at April 30 consist of the following:

                                                               1994     1995
    Goodwill, net of $8,000 amortization (Note 3)          $     -    $  242,000
    Tradename and servicemark costs, net of $8,000
      and $15,000 amortization, respectively                  60,000     167,000
    Notes receivable                                         325,000
    Deferred franchise costs                                 175,000
    Other, net                                                10,000       9,000
                                                           ---------  ----------

                                                           $ 570,000  $  418,000
                                                           =========  ==========



LASER VISION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
JANUARY 31, 1996 IS UNAUDITED)
PAGE 3
- --------------------------------------------------------------------------------

    At April 30, 1994, notes receivable represented obligations due from franchisees for franchise participation fees. The notes were noninterest-bearing and were generally due 60 days following FDA approval for the use for refractive lasers for PRK procedures. During fiscal 1995, these notes were canceled and the related deferred revenue was eliminated when the proposed franchise agreements were canceled, renegotiated or became convertible to another form of business arrangement.

    The goodwill, tradename and servicemark costs are being amortized over 15 years. Legal fees associated with the formation of the Company's proposed franchising arrangement were capitalized as deferred franchise costs. These costs ($175,000) were written off as an expense during the year ended April 30, 1995 when such arrangements were canceled, renegotiated or became convertible to another form of business arrangement.

    REVENUE
    Laser revenues are recognized when the surgical procedures are performed or when the required optical/software cards, used to operate many excimer lasers, are sold to third parties. Advertising revenues are recognized as earned, upon delivery of print media or upon broadcast of TV or radio advertisements.

    COST OF REVENUES
    Cost of revenues include laser and medical equipment depreciation, laser maintenance including optics and gasses, field personnel costs, professional medical services and medical supplies for the LaserVision Centers division. For the MarketVision division, cost of revenues includes client media and production costs.

    DEFERRED REVENUE
    The franchise participation fees related to the Company's previously outstanding franchise agreements were recorded as deferred franchise fees. At April 30, 1994, the Company had $427,000 in deferred franchise revenue, of which $325,000 was due under notes receivable to the Company (see above). During fiscal 1995, the notes receivable were written-off against the deferred franchise fees when the related franchise arrangements were canceled, renegotiated or became convertible to another form of business arrangement. At April 30, 1995, the Company had $102,000 recorded as a liability associated with these former franchise agreements.

    MINORITY INTERESTS
    The minority interests on the balance sheet relate to a 49.998% interest in a new European subsidiary (see Note 3) and 10% interest in one Canadian subsidiary.

    INCOME TAXES
    The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recorded based on the difference between the income tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.

LASER VISION CENTERS, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
JANUARY 31, 1996 IS UNAUDITED)
PAGE 4
- --------------------------------------------------------------------------------

        LOSS PER SHARE
        Net loss per common share is based upon the weighted average number of shares outstanding during the period. The calculation ignores common stock equivalent shares when their inclusion in such calculations would have been antidilutive.


        INTERIM INFORMATION
        The interim financial information at January 31, 1996 and for the nine-month periods ended January 31, 1995 and 1996 is unaudited. However, in the opinion of management, such information has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the periods presented. The interim results are not necessarily indicative of results for any future period.

3.      EUROPEAN ACQUISITION

        Effective November 1, 1994, the Company's European subsidiary acquired 50.002% of Arnott Laser Vision Centre Limited (ALVCL) in London,
        England for approximately $39,000. The acquisition of ALVCL was accounted for pursuant to the purchase method of accounting. ALVCL subsequently acquired approximately $104,000 of equipment and the existing excimer laser surgery practice from the minority owners of ALVCL in exchange for a non-interest bearing note of approximately $354,000, resulting in the recording of goodwill of $250,000. In June 1995, ALVCL consolidated operations and moved to a new leased facility on Harley Street in London where it will do business as the Harley Street Laser Vision Centre. As specified in the acquisition agreement, the Company agreed to purchase a new excimer laser for approximately $500,000 to be used at the Harley Street facility in exchange for a non-interest bearing note of ALVCL. The April 30, 1995 consolidated financial statements include all assets and obligations of ALVCL and reflect the equity and other obligations due the 49.998% minority owners as a non-current obligation.

4.      NOTES PAYABLE

        In June 1994, the Company entered into an agreement to purchase three new VISX excimer lasers for use in Europe from an affiliate of Alcon Laboratories, Inc. (Alcon) for approximately $1,250,000. The purchases were financed with non-recourse notes payable to the Alcon affiliate, bearing no stated interest rate, and requiring periodic repayments due through October 1996. The obligation and the related laser equipment were recorded at the net present value of the future payments ($1,166,000), discounted at a 6% interest rate. The initial non-cash purchase is not reflected in the consolidated statement of cash flows but the subsequent $305,000 note payments (including imputed interest) are reflected.

        In April 1994, the Company entered into agreements to purchase certain VISX excimer laser installations in Europe from affiliates of Alcon for an aggregate purchase price of $3,506,000. The Company financed the purchase with non-recourse notes payable to Alcon

LASER VISION CENTER, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
JANUARY 31, 1996 IS UNAUDITED)
Page 5

affiliates, bearing no stated interest rate. The notes are to be repaid during fiscal 1995 and fiscal 1996, with $1 million (including imputed interest) paid in fiscal 1995. The purchase agreements also state that under certain circumstances, Alcon is entitled to up to 75% of the net proceeds of any funds received by the Company from the issuance of additional equity in repayment of the notes. Alcon has not elected to exercise this entitlement during fiscal 1995. The obligation and the related laser equipment have been recorded at the net present value of the future payments ($3,265,000), discounted at a 6% interest rate. This non-cash transaction is not reflected in the consolidated statement of cash flows for fiscal 1994 and is reflected as a $1,000,000 note payment (including imputed interest) in fiscal 1995.

The April 1994 and June 1994 Alcon notes are secured by related laser equipment. Under certain circumstances, primarily related to the issuance of additional equity, the Company may exercise a verbal option to repay the April 1994 and June 1994 Alcon notes early and receive a discount greater than the 6% imputed interest rate. When and if such a reduction in notes payable occurs, the Company will record the discount as a reduction in the cost of the related laser and medical equipment.

In May 1995, the Company paid approximately $909,000 of scheduled payments on the Alcon notes payable.

During July 1993, the Company signed a $2,649,000 non-recourse promissory note payable bearing interest at 3% above prime rate for the purchase of six European excimer lasers and medical equipment. The Company repaid the note in full with the net proceeds of the Company's second public offering which was completed in November 1993. The repayment of the note has been reflected in the consolidated statement of cash flows as an acquisition of equipment in fiscal 1994.

In July 1995, the Company completed the purchase of two excimer lasers for use in Europe for a total purchase price of $725,000, of which $675,000 was payable over the next fifteen months pursuant to purchase agreements which bear no interest. In September 1995, the Company acquired two excimer lasers costing a total of $957,000 for use in the United States. The lasers were primarily financed by five year capital leases totaling $940,000 and bearing interest at 11% per annum. In January 1996, the Company acquired two excimer lasers costing a total of $1,063,000 for use in the United States. The liability for such lasers is included in accounts payable in the Consolidated balance sheet at January 31, 1996, pending the finalization of permanent financing.

LASER VISION CENTER, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
JANUARY 31, 1996 IS UNAUDITED)
Page 6


5.  OBLIGATIONS UNDER CAPITAL LEASES

The Company leases certain equipment under capital lease arrangements. Future minimum payments under capital leases as of April 30, 1995 are as follows:




    YEAR ENDING                                          AMOUNT
     APRIL 30,
        1996                                           $108,000
        1997                                             66,000
                                                       --------


     Total minimum lease payments                       174,000
    Less amount representing interest                   (16,000)
    Less current portion                                (94,000)
                                                       --------
     Long-term portion of obligations under
     capital leases at 9.6% to 12.8%                   $ 64,000
                                                       ========





Capitalized leased equipment, mobile equipment and one laser totaled $440,000 at both April 30, 1994 and 1995. Depreciation of leased equipment was $106,000, $122,000 and $101,000 for the years ended April 30, 1993, 1994 and
1995, respectively.

6.      INCOME TAXES

At April 30, 1994 and 1995, the Company has net operating loss carryforwards of approximately $4.2 million and $7.4 million, respectively, available to offset future taxable income, expiring 2006 through 2011. The Company has recorded a deferred tax asset of approximately $1.7 million and $3.0 million, respectively, with offsetting valuation allowances at April 30, 1994 and 1995. For purposes of recording deferred tax assets, no future taxable income is assumed.

7.      COMMITMENTS AND CONTINGENCIES

AGREEMENTS TO LEASE OR PURCHASE LASER EQUIPMENT
In April 1995, the Company and Medical Care America, Inc. (as guarantor) agreed to lease two Summit Technology, Inc. excimer lasers costing a total of approximately $957,000 for PTK procedures at U.S. clinics beginning in July 1995. The Company has also committed to assume three other capital lease agreements for Summit Technology, Inc. lasers from another group of ophthalmologists in North Carolina beginning in October 1995 through November 2000. Effective May 31, 1995, the Company also agreed to purchase two new excimer lasers for use in Europe from an Alcon affiliate for a total of $725,000 with $600,000 due during

LASER VISION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
JANUARY 31, 1996 IS UNAUDITED)
PAGE 7

     the third quarter of fiscal 1996 and the balance payable during fiscal 1997. A $50,000 payment was made toward this purchase during the first quarter of fiscal 1995.

     PROBABLE ACQUISITION
     The Company has finalized an agreement and plan of merger to acquire the stock of Vision Correction, Inc. (VCI) of Minnesota for 75,432 shares of the Company's unregistered common stock. VCI's assets primarily consist of 23 agreements with ophthalmologists in nine states to provide excimer laser access on a mobile basis by December 31, 1997. When access is provided, the Company would earn a $10,000 fee (currently deposited in escrow) per location. The agreement is subject to the unanimous approval of VCI's stockholders. While the acquisition is subject to several conditions, it is expected to close in August 1995.

     The January 31, 1996 unaudited consolidated balance sheet reflects the completion by the Company of the VCI acquisition by the issuance of 76,181 shares of restricted common stock at the current market price at the acquisition date of $8.50 per share (totalling approximately $650,000).

     EMPLOYMENT AGREEMENTS
     During fiscal 1994, the Company entered into three-year contracts with four officers of the Company which were extended for an additional year during fiscal 1995. The agreements provide for base salaries and the payment of certain bonuses tied to the bid price of the Company's common stock during the last month of the fiscal year. During fiscal 1994 and 1995, $62,000 and $208,000, respectively, was accrued for these bonuses. Six other key employees have employment contracts for one to three year periods.

     UNDERWRITER
     The Company has agreed to potentially pay a five percent solicitation fee for underwriter assistance with the exercise of certain Class B or Class F warrants.

     OPERATING LEASES
     The Company has office and laser center lease agreements in St. Louis, Montreal and London. The respective leases commenced in 1992, 1993 and 1994 and shall end in 1996, 1998 and 2000. Approximate future minimum rental payments under the leases are $106,000, $80,000, $80,000 $48,000 and $24,000 for the years ended April 30, 1996, 1997, 1998, 1999 and 2000, respectively. Related rental expenses totaled $71,000 and $98,000 for the years ended April 30, 1994 and 1995, respectively.

     CLAIMS
     During fiscal 1992, the Company hired an investor relations consulting firm and agreed to issue the firm 100,000 to 150,000 warrants to purchase the Company's common stock at $5.00 per share. Due to failure to perform and breach of contract, the Company filed a claim against the firm during fiscal 1993 to terminate the contract, void the warrants and recover fees and expenses. The disputed warrants are not included in Note 10 of these

LASER VISION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
JANUARY 31, 1996 IS UNAUDITED)
PAGE 8

     financial statements. Management does not expect this claim will have a material adverse effect upon the Company.

8.   RELATIONSHIP WITH ITALIAN CORPORATION

     In May 1991 and March 1993, the Company agreed to pay to Laser Vision Centers International SpA (SpA), now known as VistaVision, SpA, $175,000 and 275,000 unregistered shares of the Company's common stock in exchange for 287,500 shares of SpA stock which was subsequently converted to a $1,100,000 note receivable from SpA. SpA subsequently repudiated the March 1993 agreement.

     In December 1993, a Missouri court entered a favorable judgment by default on a suit filed by the Company against SpA on October 8, 1993, requesting that all agreements with SpA be declared invalid due to fraud and misrepresentation by SpA, requiring SpA to return the $175,000, and canceling the 275,000 shares of the Company's stock issued to SpA. SpA's motion to vacate the judgment was denied by the court in April 1995. SpA has filed a notice of appeal which is pending. The fiscal 1994 financial statements reflect the cancellation of the 275,000 shares of the Company's stock and a $175,000 provision for loss on the funds advanced to SpA.

     After the Missouri lawsuit was filed, SpA filed suit against the Company, its counsel and its transfer agent in New York and a second suit against the Company and an officer/director in Delaware, seeking damages, the registration of its restricted shares of the Company's common stock and alleging improprieties by the Company and an officer/director. The New York court granted the Company's motion to dismiss the SpA suit in October 1994. SpA has filed a notice of appeal which is pending. A Company motion to dismiss the Delaware lawsuit is pending. Based upon discussions with counsel, the Company believes that SpA's allegations are without merit and the consolidated financial position of the Company will not be materially affected by SpA's complaints.

9.   CAPITAL STOCK

     In April 1992, the Company entered into an agreement for private offering to "Accredited Investors," as defined in Regulation D under the Securities Act of 1933, as amended. The agreement allowed for a minimum of 10 units up to a maximum of 100 units to be offered on a "best efforts" basis. The units consisted of 5,000 shares of the Company's common stock and were offered at $25,000 per unit. In connection with the private offering, the Company sold to the representative, for $.001 per warrant, five-year warrants (Class C Warrants) to purchase an aggregate of 50,000 shares of common stock at an exercise price of $5.00 per share. Also, the Company has agreed to sell to the representative, at the time of each closing, for $.001 per warrant, five-year warrants (Class D warrants) to purchase 10 percent of the total shares sold pursuant to the private offering. The warrants shall be exercisable at a price equal to 100 percent of the offering price of the shares sold in the private offering.

LASER VISION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
JANUARY 31, 1996 IS UNAUDITED)
PAGE 9

     In November 1992, the Company entered into an agreement for an additional private offering to "Accredited Investors," as defined in Regulation D under the Securities Act of 1933, as amended. The underwriting agreement allowed for a maximum of 50 units to be offered on a "best efforts" basis. The units consisted of 5,000 shares of the Company's common stock and were offered at $25,000 per unit. The Company has also agreed to sell to the representative, at the time of each closing, for $.001 per warrant, five-year warrants (Class E warrants), to purchase 10 percent of the total shares sold pursuant to the private offering. The warrants shall be exercisable at a price equal to 100 percent of the offering price of the shares sold in the private offering.

     In January 1993, the Company completed the final closing of its private offerings, with an aggregate of 548,000 shares of its common stock sold at $5.00 per share. the net proceeds of the private offerings, after deducting all associated costs, approximated $2,250,000.

     In September 1994, stockholders approved an increase in the number of authorized common shares from 10,000,000 to 50,000,000 and an amendment to the Company's Certificate of Incorporation requiring super majority (80%) approval of certain business combinations.

     During fiscal 1994, the expiration date for the Class A warrants was extended to August 1994 and the expiration date for the Class B warrants was extended to April 1995. In addition, the option price for the Class B warrants was reduced to $6.00 per share. Prior to expiration, a total of 401,220 Class A warrants were exercised (288,780 Class A warrants expired without being exercised) and 401,220 Class B warrants were issued. During fiscal 1995, the expiration date for the Class B warrants and the Class F warrants was extended to February 6, 1996.

     In November 1993, the Company completed a second public offering for 950,000 units at a price to the public of $5.00 per unit. Each unit consisted of one share of common stock and one Class F warrant which allows the holder to purchase one share of common stock for $6.00 on or before April 3, 1995. The underwriter subsequently exercised his over allotment option and acquired 142,500 Class F warrants bringing the total number of Class F warrants issued to 1,092,500. In connection with this second public offering, the Company sold to the representative, for $.001 per warrant, underwriter warrants to purchase up to 95,000 units at $7.25 per unit over a five-year period.

     In April 1995, the Company sold 125,000 shares of unregistered common stock to two investors at $7.225 per share, less solicitation and offering costs. These stockholders also received certain piggyback registration rights and the option to (1) convert their common shares for any convertible preferred stock subsequently issued under a private offering or (2) receive additional common shares at no cost to bring the average price per share down to a $.25 discount to the conversion price as dilution protection. In May 1995, the Company sold an additional 138,500 shares of unregistered common stock to a third investor under similar terms.

LASER VISION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
JANUARY 31, 1996 IS UNAUDITED)
PAGE 10


     The Company's amended Articles of Incorporation authorize the Board of Directors to issue 1,000,000 shares of preferred stock, at $.01 par value per share, in one or more series, designated by them as to rights, preferences, terms and limitations. Although no shares of preferred stock had been issued as of April 30, 1995, the Board of Directors has authorized the sale of up to 180,000 shares of convertible preferred stock via a private placement at a price per share and under terms to be determined. The Company has hired an exclusive financial advisor to help find equity financing for a fee plus certain expenses. Although no firm agreements have been reached, the Company has had discussions with potential investors. The contemplated sale of the Company's preferred stock could, when and if completed (of which there is no guaranty), represent a significant voting interest in the Company. (See Note 12.)

10.  STOCK OPTION PLANS AND WARRANTS

     The Company has two plans under which stock options may be granted, one plan under which registered warrants may be granted and also has issued unregistered warrants.

     The 1990 Incentive Stock Option Plan (the Option Plan) was approved by stockholders of the Company on March 5, 1990 and amended by the stockholders on April 22, 1992. Under the terms of the Option Plan, the Company has reserved for issuance to key employees and officers of the Company 350,000 shares of common stock. The Option Plan is administered by the Board of Directors. The exercise price may not be less than 100 percent of the fair market value of the common stock on the date of grant (110 percent with respect to optionees who are 10 percent or more stockholders of the Company). Options are nonassignable and may be exercised only by the employee while employed by the Company or within three months after termination of employment, except that upon death, the option may be exercised within six months after such death, and upon disability the option may be exercised for one year thereafter. Options are exercisable on terms which may be established by the Board of Directors at its discretion. Options expire no later than 10 years from the date of grant (five years with respect to optionees who are 10 percent or more stockholders). The Company has options outstanding to executive officers and employees pursuant to the Option Plan to purchase an aggregate of 286,695 shares of common stock, of which 119,150 shares relate to officers. The options are exercisable in increments during the initial four years.

     The 1990 Non-Qualified Stock Option Plan (the Plan) was approved by the stockholders of the Company on March 5, 1990, and amended by the stockholders on April 22, 1992. Under the terms of the Plan, the Company has reserved 300,000 shares of common stock for issuance upon exercise of options granted to qualified outside directors and consultants. The Company has options outstanding to qualified outside directors and consultants pursuant to the Plan to purchase an aggregate 192,000 shares of common stock, of which 145,000 relate to an outside director. The options are exercisable in increments during the initial two years.

LASER VISION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
JANUARY 31, 1996 IS UNAUDITED)
PAGE 11


     Under the 1994 Non-Qualified Warrant Plan, the Company has reserved 1,000,000 shares of common stock for issuance upon exercise of registered warrants granted to certain employees, directors and consultants, of which 944,500 warrants were outstanding as of April 30, 1995 (824,500 converted from unregistered warrants, 70,000 issued to outside advisors, and 50,000 issued to officers at the current market price). The warrants vest in increments during the initial two years and are exercisable over a five-year period.

     In January 1994, four officers, including a former outside director, exchanged their options for warrants having the same average exercise price per share. Most warrants vest over a 24-month period and are exercisable over a five-year period. During the second quarter of fiscal 1995, 824,500 unregistered warrants were converted to registered warrants. Of the 355,000 unregistered warrants outstanding at April 30, 1995, 325,000 were issued during fiscal 1995 to officers, employees and consultants at $9.00 per share (above the market price).

     Information with respect to the plans is as follows:

                                                  1990            1990
                                               INCENTIVE     NON-QUALIFIED                        1994
                                                 STOCK           STOCK                       NON-QUALIFIED
                                                 OPTION          OPTION       UNREGISTERED      WARRANT
                                                  PLAN            PLAN          WARRANTS          PLAN
        Outstanding at April 30, 1992
         ($3.00 to $6.875)                       251,045          268,750              -               -
        Granted ($6.125 to $6.625 options)        63,000           30,000
        Canceled                                  (4,000)         (63,750)             -               -
                                                 -------          -------         -------          -------

        Outstanding at April 30, 1993            310,045          235,000              -               -
        Exchanged ($5.91 to $6.35)              (217,000)         (72,500)        289,500
        Granted ($5.00 to $5.50 options;
         $5.00 to $7.50 warrants)                 92,000           67,000         565,000
        Canceled                                  (4,500)         (52,500)             -               -
                                                 -------          -------         -------          -------


        Outstanding at April 30, 1994            180,545          177,000         854,500              -
        Exercised ($5.00 to $5.75)                (1,600)         (10,000)
        Exchanged ($5.00 to $7.50)                                               (824,500)         824,500
        Granted ($5.38 to $7.75 options;
         $5.31 to $9.00 warrants)                109,000           25,000         325,000          120,000
        Canceled                                  (1,250)             -               -               -
                                                 -------          -------         -------          -------

        Outstanding at April 30, 1995            286,695          192,000         355,000          944,500
                                                 =======          =======         =======          =======

LASER VISION CENTERS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
JANUARY 31, 1996 IS UNAUDITED)
PAGE 12


        Average price per share at
         April 30,
          1993                                 $    5.31         $   5.87        $     -         $     -
          1994                                 $    4.41         $   5.38        $   5.79        $     -
          1995                                 $    5.62         $   5.67        $   8.66        $   5.89
        Exercisable at April 30,
          1993                                   165,295          182,917              -               -
          1994                                   100,545          145,750         363,151              -
          1995                                   165,570          159,500          57,083         737,347



The Company also has the following warrants outstanding as of April 30, 1995:

    344,670 Class B and 822,315 Class F-Exercisable for one share of common stock at a price of $6.00 per share, expire February 6, 1996, publicly traded, callable by Board of Directors before expiration date

    50,000 Class C and 30,300 Class D-Exercisable for one share of common stock, at a price of $5.00 per share, expire December 24, 1997

    24,500 Class E-Excisable for one share of common stock, at a price of $5.00 per share, expire January 6, 1998

    60,000 Underwriter warrants-Exercisable for one share of common stock at a price of $7.25 per share, expire April 10, 1996

    95,000 Underwriter warrants-Exercisable for one share of common stock and one Class F warrant at a price of $7.25 per unit, expire November 9, 1998

As of January 31, 1996, there was a total of 107,238 Class B warrants and 304,246 Class F warrants outstanding. During February 1996, an aggregate of 405,189 Class B and F warrants and 32,312 other outstanding warrants were exercised. The remaining Class B and F warrants expired February 6, 1996.

LASER VISION CENTER, INC.
AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION WITIH RESPECT TO THE NINE MONTHS ENDED
JANUARY 31, 1996 IS UNAUDITED)
PAGE 13


11.  BUSINESS SEGMENT INFORMATION

     After allocating certain corporate expenses and determining the primary geographic area for mobile equipment, business segment information for the years ended April 30, 1995, 1994 and 1993 is as follows:

                                          LASERVISION CENTERS DIVISION          MARKETVISION
                                 DOMESTIC                   FOREIGN               DIVISION         TOTAL
                                                   CANADA          EUROPE
        YEAR ENDED
         APRIL 30, 1995

        Revenues               $     12,000      $   921,000    $  1,545,000     $  833,000     $  3,311,000
                               ============      ===========    ============     ==========     ============

        Income (loss) from
         operations             $(1,707,000)     $  (409,000)    $(1,126,000)    $   34,000     $ (3,208,000)
                               ============      ===========    ============     ==========     ============

        Interest/other income                                                                   $     37,000

        Minority interest in
         net loss of subsidiary                                                                      116,000
        Interest expense                                                                            (242,000)
                                                                                                ------------
         Net loss                                                                               $ (3,297,000)
                                                                                                ============
        Identifiable assets    $  2,613,000     $  1,741,000    $  6,767,000     $  197,000     $ 11,318,000
                               ============     ============    ============     ==========     ============

        Capital expenditures   $    371,000     $    508,000    $  1,627,000     $      -       $  2,506,000
                               ============     ============    ============     ==========     ============

        Depreciation and
         amortization          $    236,000     $    388,000    $  1,248,000     $      -       $  1,872,000
                               ============     ============    ============     ==========     ============


        YEAR ENDED
         APRIL 30, 1994

        Revenues               $     20,000     $    808,000    $    689,000     $  589,000     $  2,106,000
                               ============     ============    ============     ==========     ============

        Loss from operations   $   (850,000)    $   (610,000)    $  (410,000)    $  (30,000)    $ (1,900,000)
                               ============     ============    ============     ==========     ============
        Interest/other income                                                                   $     21,000
        Interest expense                                                                            (156,000)
        Loss on advance                                                                             (175,000)
                                                                                                ------------

        Net loss                                                                                $ (2,210,000)
                                                                                                ============
        Identifiable assets    $  1,446,000     $  1,497,000    $  6,025,000    $   167,000     $  9,135,000
                               ============     ============    ============    ===========     ============

        Capital expenditures   $     27,000     $    142,000    $  5,914,000    $       -       $  6,083,000
                               ============     ============    ============    ===========     ============

        Depreciation and
         amortization          $    224,000     $    466,000    $    527,000    $     2,000     $  1,219,000
                               ============     ============    ============    ===========     ============

LASER VISION CENTER, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED
JANUARY 31, 1996 IS UNAUDITED)
PAGE 14
- --------------------------------------------------------------------------------

       YEAR ENDED
       APRIL 30, 1993

       Revenues                 $      7,000     $    401,000     $    -        $ 772,000     $   1,180,000
                                ============     ============     ========      =========     =============

       Income (loss) from
        operations              $   (491,000)     $  (643,000)    $    -        $ (49,000)    $  (1,183,000)
                                ============     ============     ========      =========     =============

       Interest/other income                                                                  $      35,000

       Interest expense                                                                             (87,000)
                                                                                              -------------
       Net loss                                                                               $  (1,235,000)
                                                                                              =============
       Identifiable assets      $  2,374,000     $  1,752,000    $    -        $  230,000     $   4,356,000
                                ============     ============    =========      =========     =============

       Capital expenditures     $     33,000     $  1,375,000    $    -        $    -         $   1,408,000
                                ============     ============    =========      =========     =============

       Depreciation and
        amortization            $    113,000     $    242,000    $    -        $    4,000     $     359,000
                                ============     ============    =========      =========     =============

12.    CONVERTIBLE PREFERRED STOCK (UNAUDITED)

       In October 1995, the Company received $14,100,000 from the sale of 141,000 shares of restricted convertible preferred stock with a mandatory redemption provision after ten years., The related offering costs of $1,242,000 were deducted from paid-in-capital. These restricted preferred shares, par value $100, are convertible into 2,350,000 shares of common stock at a conversion price of $6 per share, have a stated dividend rate beginning after three years at 8% (after two years under certain circumstances) and have limited piggy-back registration rights in the event of any public offering of common stock and mandatory registration rights after two years.

13.    PROPOSED OFFERING (UNAUDITED)

       In May 1996, the Company plans to file a Form S-3 Registration Statement with the Securities and Exchange Commission, pursuant to which the Company intends to sell 2,500,000 shares of the Company's common stock.

14.    APPROVAL BY FDA (UNAUDITED)

       In October 1995 and March 1996, the FDA approved the use of the excimer lasers manufactured by Summit Technology, Inc. and VISX, respectively, for performing PRK procedures, making it possible for the Company to begin providing opthamologists access to lasers in the United States.

INSIDE BACK COVER

[PHOTO OF LASERVISION CENTER]

                      ====================================

                  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                                      TABLE OF CONTENTS
                                                                           PAGE
                                                                           ----
                 Prospectus Summary  . . . . . . . . . . . . . . . . .      3
                 Risk Factors  . . . . . . . . . . . . . . . . . . . .      7
                 The Company . . . . . . . . . . . . . . . . . . . . .     14
                 Use of Proceeds . . . . . . . . . . . . . . . . . . .     14
                 Price Range of Common Stock and Dividend Policy . . .     14
                 Capitalization  . . . . . . . . . . . . . . . . . . .     16
                 Selected Consolidated Financial Data  . . . . . . .       17
                 Management's Discussion and Analysis of Financial
                   Condition and Results of Operations . . . . . . . .     19
                 Business  . . . . . . . . . . . . . . . . . . . . . .     26
                 Management  . . . . . . . . . . . . . . . . . . . . .     41
                 Underwriting  . . . . . . . . . . . . . . . . . . . .     43
                 Legal Matters . . . . . . . . . . . . . . . . . . . .     45
                 Experts . . . . . . . . . . . . . . . . . . . . . . .     45
                 Available Information . . . . . . . . . . . . . . . .     46
                 Information Incorporated by Reference  . . . . . . .      46
                 Index to Consolidated Financial Statements  . . . . .     48

                     --------------------------------------

                           LASER VISION CENTERS, INC.

                     --------------------------------------

                                2,500,000 SHARES

                                  COMMON STOCK


                                   PROSPECTUS
                                  ______, 1996


                     --------------------------------------

                            DILLON, READ & CO. INC.
                           A.G. EDWARDS & SONS, INC.

                    ========================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.         OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of common stock being registered hereunder:

                 Registration fees    . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 10,781
                 Blue Sky fees and expense  . . . . . . . . . . . . . . . . . . . . . . . .   $ 50,000
                 Printing cost  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 80,000
                 Transfer agent fees  . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  5,000
                 Legal fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . .   $ 75,000
                 Accounting fees and expenses   . . . . . . . . . . . . . . . . . . . . . .   $ 35,000
                 Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 53,092
                 NASD filing fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  3,627
                 Nasdaq listing fee . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  7,500

                          Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $320,000


ITEM 15.         INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 6 of the Company's Certificate of Incorporation provides for indemnification of the officers and directors of the Company to the fullest extent permitted by the laws of the State of Delaware.

         Section 145 of the General Corporation Law of the State of Delaware provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officers against expenses, judgment, fines and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or in connection with any administrative or investigative proceedings if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the company and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonably cause to believe their conduct was unlawful. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise and to purchase indemnity insurance on behalf of its directors and officer.

         The Registrant maintains a policy of insurance under which the directors and officers of the Registrant are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers.

         The Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 16.         EXHIBITS

 1*              Underwriting Agreement

 4.1***          Specimen Stock Certificate.

 5.1*            Opinion of Dankenbring, Greiman, Osterholt & Hoffmann, P.C.
                 with respect to the shares being registered.

10.1**           Licensing Agreement with VISX Incorporated dated May 8, 1996.

23.1** Consent of Price Waterhouse LLP to include their report on the consolidated financial statements for the years ended April 30, 1994 and April 30, 1995.

23.2* Consent of Dankenbring, Greiman, Osterholt & Hoffmann, P.C. to use its opinion letter filed herewith (contained in Opinion Letter at Exhibit 5.1)

23.3** Consent of Lovelace Roby & Company, P.A. to include their report on the consolidated financial statements for the year ended April 30, 1993.

27.1**           Financial Data Schedule



_______________

*        To be filed by amendment.
**       Filed herewith.
*** Incorporated by reference from Registration Statement No. 33-33843 effective on April 3, 1991.

ITEM 17.         UNDERTAKINGS


         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and authorizes this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, Missouri on the 4th day of June, 1996.

                           LASER VISION CENTERS, INC.


                                          By:___________________________________
                                                John J. Klobnak, Chief Executive
                                                and Chairman of the Board
                                                of Directors

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

               SIGNATURE                           TITLE                                        DATE
               ---------                           -----                                        ----

     /s/ John J. Klobnak                           Chief Executive Officer and             June 4, 1996
     --------------------------------------        Chairman of the Board of
         John J. Klobnak                           Directors

     /s/  Alan F. Gillam                           President and Director                  June 4, 1996
     --------------------------------------
          Alan F. Gillam

     /s/ B. Charles Bono, III                      Executive Vice President, Principal     June 4, 1996
     --------------------------------------        Accounting Officer, Chief Financial
         B. Charles Bono, III                      Officer and Treasurer                   June 4, 1996

 /s/     Robert W. May                             Vice-Chairman of the Board,                   June 4, 1996
- --------------------------------------             General Counsel and Secretary
         Robert W. May

 /s/     Richard L. Lindstrom, M.D.                Director                                      June 4, 1996
 -------------------------------------
         Richard L. Lindstrom, M.D.

 /s/     Dr. Henry Simon                           Director                                      June 4, 1996
 -------------------------------------
         Dr. Henry Simon

 /s/     James M. Garvey                           Director                                      June 4, 1996
 -------------------------------------
         James M. Garvey


 /s/     Steven C. Straus                          Director                                      June 4, 1996
 -------------------------------------
         Steven C. Straus


/s/      James C. Wachtman                         Executive Vice President and Chief            June 4, 1996
- --------------------------------------             Operating Officer - North America
         James C. Wachtman
